UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Earnings Release 1Q. 2018”, dated as of April, 2018.
2.	Press Release titled “Earnings Presentation 1Q. 2018”, dated as of April, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 27, 2018

Item 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 1Q18 Consolidated Results

III.	Analysis of 1Q18 Consolidated Results

IV.	Relevant Events & Relevant Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	1Q18 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

XIII.	Events after the reporting period- Pro forma Financial Statements

Earnings Release | 1Q.2018
Banco Santander México

Banco Santander México Reports First Quarter 2018 Net Income of Ps.4,727 Million

- Maintaining focus on profitable growth and our investment plan execution.

- Net income growth mainly driven by net interest income and commission and fee income.

- Robust loan growth across all core segments.

- Deposits continue to outpace loan growth leading to an improvement in deposit structure.

- Maintaining focus on asset quality.

Mexico City – April 26th, 2018, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as succesor of Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX; BMV: BSMX before SANMEX), (“Banco Santander México”), today announced financial results for the three-months period ending March 31st, 2018.

Banco Santander México reported net income for 1Q18 of Ps.4,727 million, representing a YoY increase of 5.6% and a QoQ increase of 5.5%.

HIGHLIGHTS
Results (Million pesos)	1Q18	4Q17	1Q17	% QoQ	% YoY
Net interest income	14,615	13,847	13,420	5.5	8.9
Fee and commission, net	4,069	3,933	3,763	3.5	8.1
Core revenues	18,684	17,780	17,183	5.1	8.7
Provisions for loan losses	4,946	5,431	5,134	(8.9)	(3.7)
Administrative and promotional expenses	8,218	8,186	7,325	0.4	12.2
Net income	4,727	4,481	4,475	5.5	5.6
Net income per share1 / 3	0.70	0.06	0.06	-	-

Balance Sheet Data (Million pesos)	1Q18	4Q17	1Q17	% QoQ	% YoY
Total assets	1,288,249	1,322,987	1,267,388	(2.6)	1.6
Total loans	630,999	617,871	584,711	2.1	7.9
Deposits	665,100	647,854	594,449	2.7	11.9
Shareholders´ equity	122,132	116,205	112,587	5.1	8.5

Key Ratios (%)	1Q18	4Q17	1Q17	bps QoQ	bps YoY
Net interest margin	5.52%	5.32%	5.26%	19	26
Net loans to deposits ratio	91.88%	92.28%	95.01%	(39)	(313)
ROAE	15.87%	16.04%	16.28%	(17)	(42)
ROAA	1.45%	1.33%	1.36%	12	9
Efficiency ratio	42.88%	43.51%	40.27%	(62)	262
Capital ratio	15.71%	15.73%	16.73%	(2)	(102)
NPLs ratio	2.43%	2.54%	2.38%	(11)	5
Cost of Risk	3.17%	3.59%	3.49%	(42)	(32)
Coverage ratio	129.48%	127.94%	142.78%	154	(1,330)

Operating Data	1Q18	4Q17	1Q17	% QoQ	% YoY
Branches	1,219	1,220	1,227	(0.1)	(0.7)
Branches and offices[2]	1,375	1,375	1,366	0.0	0.7
ATMs	7,506	7,323	6,871	2.5	9.2
Customers	15,857,837	15,446,314	13,917,984	2.7	13.9
Employees[3]	17,829	15,116	14,555	17.9	22.5
Employees - Group	17,829	17,826	16,927	0.0	5.3

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.
3) 2017 information refers to Banco Santander México before corporate reorganization. As of 1Q18, all employees from the rest of subsidiaries are already registered at the bank.

Earnings Release | 1Q.2018
Banco Santander México

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “We started 2018 in a strong position, with accelerating loan growth, continued strong expansion in our deposit base, and improvements in asset quality metrics driving profitability.”

Underscored by our client-centric focus on individuals and SMEs, our deposit base increased by 12% year-on-year, as we pursue our goal of expanding our retail business. The continued success of our Santander Plus loyalty program has also contributed to this growth, reaching 3.5 million customers at the close of the quarter. We are pleased with the good performance of our loan book, which expanded by 8% compared to the year before. High-margin loans in particular, grew by almost 10% year-on-year, contributing to NIM expanding to 5.52%. Growth was achieved while improving cost of risk and NPL ratios.

We are determined to become our clients’ primary bank, and in this regard, customer retention remains key to our strategy. Accordingly, digitization and mobile banking remain the cornerstones of our operational innovation and business transformation efforts, and our investments in these areas are paying off, with digital and mobile customers growing by 37% and 71% respectively. While there is significant work ahead, the first quarter of 2018 has set us up well for the rest of the year.

As we execute our strategic plans to transform our operations and launch new digital capabilities so as to strengthen our franchise, these initiatives will continue to impact efficiency in the short term. We look forward to sharing our progress with you as we continue to move ahead.

Earnings Release | 1Q.2018
Banco Santander México

SUMMARY OF FIRST QUARTER 2018 CONSOLIDATED RESULTS

Loan portfolio

Banco Santander México’s total loan portfolio as of 1Q18 increased YoY by 7.9% or Ps.46,288 million, to Ps.630,999 million, and 2.1% or Ps.13,128 million, on a sequential basis.

In 1Q18, Banco Santander México saw strong growth in total loans, with a particularly strong performance in high-margin loans, reflecting our emphasis on profitability along with intense competition in some markets. Consumer, SMEs, middle-market and corporates loan growth remained solid, supported by continuous resilient domestic demand and commercial initiatives. Meanwhile, financial institutions and government loans growth continued to contract as we maintained a strong focus on profitability.

Deposits

In 1Q18, deposits increased 11.9% YoY and 2.7% sequentially, representing 84.9% of our total funding1. The Company maintains its focus on driving its mix towards deposits, with a heightened focus on individual demand and term deposits.

The net loans to deposits ratio stood at 91.88% in 1Q18, which compares with 95.01% in 1Q17 and 92.28% in 4Q17, providing Banco Santander México with a comfortable funding position to leverage future growth opportunities.

In 1Q18, demand deposits represented 67.0% of total deposits compared with 69.8% in 1Q17 and grew 7.4% YoY and 2.7% sequentially. Term deposits, in turn, increased 22.1% YoY and 2.7% QoQ driven by the higher interest rate environment.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 1Q.2018
Banco Santander México

Net income

Banco Santander México reported net income for 1Q18 of Ps.4,727 million, representing increases of 5.6% YoY and 5.5% QoQ, reflecting a strong performance in financial margin and commission and fee income, along with lower provisions for loan losses.

Net income statement
Million pesos				% Variation				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY	3M18	3M17	18/17
Net interest income	14,615	13,847	13,420	5.5	8.9	14,615	13,420	8.9
Provisions for loan losses	(4,946)	(5,431)	(5,134)	(8.9)	(3.7)	(4,946)	(5,134)	(3.7)
Net interest income after provisions for loan losses	9,669	8,416	8,286	14.9	16.7	9,669	8,286	16.7
Commission and fee income, net	4,069	3,933	3,763	3.5	8.1	4,069	3,763	8.1
Net gain (loss) on financial assets and liabilities	288	614	979	(53.1)	(70.6)	288	979	(70.6)
Other operating income	192	422	29	(54.5)	562.1	192	29	562.1
Administrative and promotional expenses	(8,218)	(8,186)	(7,325)	0.4	12.2	(8,218)	(7,325)	12.2
Operating income	6,000	5,199	5,732	15.4	4.7	6,000	5,732	4.7
Income taxes (net)	(1,273)	(718)	(1,257)	77.3	1.3	(1,273)	(1,257)	1.3
Net income	4,727	4,481	4,475	5.5	5.6	4,727	4,475	5.6
Effective tax rate (%)	21.22	13.81	21.93			21.22	21.93

1Q18 vs 1Q17

The 5.6% year-on-year increase in net income was principally driven by:

i)	A 8.9% or Ps.1,195 million increase in net interest income, mainly reflecting focus on high-margin segments along with higher interest rates and progress on our strategic initiatives;

ii)	A 8.1% or Ps.306 million increase in net commissions and fees, mainly resulting from debit and credit cards, account management, collection services, investment funds and foreign trade fees;

iii)	A Ps.163 million increase in other operating income, mainly resulting from higher recoveries of previously written-off loans and the sale of a mortgage portfolio in 1Q17; and

iv)	A 3.7% or Ps.188 million decrease in provisions for loan losses, mainly driven by good performance in the consumer loan portfolio.

Earnings Release | 1Q.2018
Banco Santander México

These contributions to net income were partially offset by:

i)	A 12.2% or Ps.893 million increase in administrative and promotional expenses, mainly due to higher personnel expenses, depreciation and amortization, leasehold and professional fees; and

ii)	A 70.6% or Ps.691 million decrease in net gains on financial assets and liabilities, mainly resulting from market conditions prevailing in the Mexican market.

Gross operating income

Banco Santander México’s gross operating income for 1Q18 totaled Ps.18,972 million, representing increases of 4.5% YoY and a 3.1% QoQ, reflecting strong performance in core revenues, partly offset by a decline in net gains on financial assets and liabilities, which contributed 1.5% of gross operating income in 1Q18, coming from 5.4% in 1Q17.

Gross operating income is broken down as follows:

Breakdown gross operating income (%)
				Variation bps
	1Q18	4Q17	1Q17	QoQ	YoY
Net Interest Income	77.03	75.28	73.89	175	314
Net Commissions and Fees	21.45	21.38	20.72	7	73
Net Gains on Financial Assets and Liabilities	1.52	3.34	5.39	(182)	(387)
Gross Operating Income*	100.00	100.00	100.00
*Does not include other income

Return on average equity (ROAE)

ROAE for 1Q18 declined by 41 basis points to 15.87% from 16.28% reported in 1Q17 and contracted 17 basis points from 16.04% in 4Q17.

Earnings Release | 1Q.2018
Banco Santander México

Strategic initiatives and Commercial actions

In December 2016, Santander Mexico announced plans to invest around Ps.15 billion pesos between 2017 and 2019, in addition to recurring investments and commercial actions to support the goal of becoming its clients’ primary bank and Mexico’s market leader in sustainable, profitable growth.

During the first quarter of 2018, we continue to gain traction in our three strategic initiatives:

➢	Transformation of our distribution network and investment in infrastructure including next generation technology.

▪	Improvement in our technological platforms and infrastructure, such as the digital “Spotlight” factory that develops digital solutions - the improvement and digitalization of products and processes to benefit customers and collaborators. The final objective of this initiative is to deliver the best quality products and services to impact positively in the business by reducing costs, increasing our client base, retaining customers and boosting efficiency, among others.

▪	Extending our footprint of full-function ATMs and the ongoing strengthening of CRM capabilities. As of March, we had 399 full-function ATMs in operation. Our goal is to reach 800 by the end of the year.

▪	Fifty seven branches have been renovated to the new SmartRed concept. These branches will promote the use of digital and self-service channels.

▪	Upgrading our mobile app (“Súper Movil”) as a sales channel for pre-approved consumer loans, in conjunction with existing initiatives such as "Super Wallet", "Super Digital" and "Super Connect". All of them aligned to our digital transformation to offer a better digital experience for our customers.

▪	In addition, as part as our commercial actions, we launched “Movimiento Santander” program with the purpose of becoming the leading client-centric bank in Mexico based on 8 pillars: customers and value proposition, physical distribution, digital channels, digitalization and processes, simplification and operational excellence, new perimeters, synergy between banks and talent, leadership and service culture.

➢	On the retail front, the initiatives are aimed to boost customer acquisition, cross-selling and loyalty.

▪	The benefits for Santander Plus customers have been extended with initiatives related to credit loans, insurance, and commercial alliances with retail companies, to attract and increase clients’ loyalty, reflecting the Company’s strategy to become its client’s primary bank. This is in addition to the launch of the Santander-Aeroméxico co-branded card, and the Select Me program.

-	Santander Plus continues to perform well. Over 3.5 million customers have registered to this program, out of which 53% are new.

-	The Santander-Aeroméxico co-branded card has also been very successful. With over 862,000 cardholders, out of which 38% of which are new.

-	The "Select Me Program” seeks to promote women's empowerment, including solutions that facilitate their day-to-day and professional development. Currently there are more than 6,000 affiliated customers in this program.

▪	The SME growth plan continues with the launching of a campaign with one of the main retail stores in Mexico, with the aim of attracting and engaging their suppliers.

Earnings Release | 1Q.2018
Banco Santander México

▪	Separately, in the commercial business, Santander Mexico continued to consolidate its leading positions in key markets, such as SMEs and Middle-market. In corporate and investment banking the objective is to become one of the top 3 players in the market.

➢	Additionally, our value proposition is complemented by new businesses, such as auto financing, distribution of third-party insurance products to mid-market clients, the financial inclusion program and an operating leasing business in response to customer demand.

▪	With regards to our financial inclusion program, “TUIIO”, at the end of March we had 6 branches in operation and more than 1,100 customers, accounting for an approximate loan portfolio of Ps.4.4 million.

▪	Regarding our auto loans and insurance for middle-market companies we are running pilot programs that are having good acceptance by our customers.

Customers
Thousands of customers				% Variation
	Mar18	Dec17	Mar17	QoQ	YoY
Loyal Customers[1]	2,145	2,048	1,708	4.7	25.6
Digital Customers[2]	2,113	1,986	1,539	6.4	37.3
Santander Plus	3,512	3,081	1,538	14.0	128.3
Santander - Aeroméxico	862	822	542	4.9	59.1

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

Earnings Release | 1Q.2018
Banco Santander México

ANALYSIS OF FIRST QUARTER 2018 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows a solid performance in high-margin loans and a strong focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY
Commercial	391,778	380,515	357,232	3.0	9.7
Middle-market	164,713	159,096	145,384	3.5	13.3
Corporates	90,692	83,831	79,234	8.2	14.5
SMEs	72,947	71,752	68,571	1.7	6.4
Government & Financial Entities	63,426	65,836	64,043	(3.7)	(1.0)

Individuals	239,221	237,356	227,479	0.8	5.2
Consumer	106,871	106,864	99,914	0.0	7.0
Credit Cards	53,795	54,372	50,845	(1.1)	5.8
Other Consumer	53,076	52,492	49,069	1.1	8.2
Mortgages	132,350	130,492	127,565	1.4	3.8
Total	630,999	617,871	584,711	2.1	7.9

The total loan portfolio rose by 7.9% or Ps.46.288 million, YoY to Ps.630,999 million in 1Q18. On a sequential basis, the total loan portfolio increased 2.1% or Ps.13,128 million.

In 1Q18, keeping a focus on profitable growth, loans to government and financial entities represented 10.1% of the loan book. Loans to government and financial entities decreased 1.0% YoY. Corporate loans represented 14.4% of the loan book and rose 14.5% or Ps.11,458 million YoY, showing a strong performance. Sequentially, corporate loans increased by 8.2% and government and financial entities decreased by 3.7%.

Consumer and credit card loans, as well as loans to SMEs and mid-market remained healthy despite increased competition, supported by resilient demand and commercial initiatives.

As of 1Q18 middle-market and SMEs have increased its share to 37.7% of the total loan portfolio at the expense of individuals (affected by a soft expansion of the mortgage book).

Earnings Release | 1Q.2018
Banco Santander México

Loan portfolio breakdown
Million pesos
	1Q18%		4Q17%		1Q17%
Performing loans
Commercial	386,451	61.2	375,177	60.7	351,639	60.1

Individuals	229,199	36.3	227,022	36.7	219,135	37.5
Consumer	102,715	16.3	102,070	16.5	96,064	16.4
Credit cards	51,523	8.2	51,729	8.4	48,730	8.3
Other consumer	51,192	8.1	50,341	8.1	47,334	8.1
Mortgages	126,484	20.0	124,952	20.2	123,071	21.0
Total performing loans	615,650	97.6	602,199	97.5	570,774	97.6

Non-performing loans
Commercial	5,327	0.8	5,338	0.9	5,593	1.0

Individuals	10,022	1.6	10,334	1.7	8,344	1.4
Consumer	4,156	0.7	4,794	0.8	3,850	0.7
Credit cards	2,272	0.4	2,643	0.4	2,115	0.4
Other consumer	1,884	0.3	2,151	0.3	1,735	0.3
Mortgages	5,866	0.9	5,540	0.9	4,494	0.8
Total non-performing loans	15,349	2.4	15,672	2.5	13,937	2.4

Total loan portfolio
Commercial	391,778	62.1	380,515	61.6	357,232	61.1

Individuals	239,221	37.9	237,356	38.4	227,479	38.9
Consumer	106,871	16.9	106,864	17.3	99,914	17.1
Credit cards	53,795	8.5	54,372	8.8	50,845	8.7
Other consumer	53,076	8.4	52,492	8.5	49,069	8.4
Mortgages	132,350	21.0	130,492	21.1	127,565	21.8
Total loan portfolio	630,999	100.0	617,871	100.0	584,711	100.0

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 62.1% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 52.0% of the total loan portfolio.

As of 1Q18, commercial loans increased 9.7% YoY, driven by middle-market companies and corporates. Corporate, mid-market, and SMEs loans posted 14.5%, 13.3% and 6.4% YoY growth rates, respectively. Regarding SMEs loans, the Company launched a campaign with one of the main retail stores in Mexico, with the aim of attracting and engaging their suppliers. At the same time, the SMEs portfolio continues to reflect our strategy of targeting mid-to large-sized SMEs maintaining a risk-return focus, while carrying out refinancing campaigns with clients that have a good credit rating. Finally, loans to government and financial entities decreased 1.0% YoY.

On a sequential basis, the commercial loan portfolio increased 3.0%, mainly reflecting an expansion in corporate, middle-market and SMEs loans. Loans to government and financial entities decreased as competition has been aggressive and we maintain our focus on profitability.

The Individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 37.9% of the total loan portfolio and increased 5.2% YoY, still showing resilient consumer demand and strong competition in these markets. Mortgage, credit card and consumer loans, represented 21.0%, 8.5% and 8.4% of the total loan portfolio, respectively.

Consumer loans increased 8.2% YoY and 1.1% QoQ, reflecting strong performance in payroll loans which increased 14.0% YoY, as the Company gained traction in its efforts to attract new payroll accounts, leveraging

Earnings Release | 1Q.2018
Banco Santander México

its strong franchise in corporate and middle-market along with its Santander Plus program. Growth in personal loans remained relatively stable.

Credit cards loans grew 5.8% YoY and decreased 1.1% sequentially. The YoY growth is mainly supported by more frequent usage of the Company’s full suite of credit cards, though this is not fully reflected in loan growth as a high number of customers continued to pay their balances in full during the quarter. The Santander-Aeroméxico co-branded card continues to perform well, contributing to volume growth.

Finally, mortgage loans showed a slight acceleration and increasead 3.8% YoY and 1.4% sequentially, but were still affected by the run-off of the acquired portfolios, which represented approximately 9.0% of total mortgages portfolio. Excluding this effect, the mortgage portfolio would have increased 6.8% YoY.

Total Deposits

Total deposits at the end of 1Q18 amounted to Ps.665,100 million, representing increases of 11.9% YoY and 2.7% sequentially. Demand deposits reached Ps.445,927 million, growing 7.4% YoY and 2.7% sequentially. Individual demand deposits rose 14.6% YoY, allowing us to improve the deposit mix. Term deposits reached Ps.219,173 million, up 22.1% YoY and 2.7% QoQ. Individual term deposits grew 27.4% YoY and 7.8% QoQ, benefiting from a higher interest rate environment.

The Company’s initiatives focused on offering innovative products and a client-centric approach for Individuals and SMEs are driving deposit growth resulting in an 18.9% and 18.0% YoY expansion, respectively.

Earnings Release | 1Q.2018
Banco Santander México

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY	3M18	3M17	18/17
Interest on funds available	703	858	625	(18.1)	12.5	703	625	12.5
Interest on margin accounts	296	254	324	16.5	(8.6)	296	324	(8.6)
Interest and yield on securities	4,339	4,731	4,100	(8.3)	5.8	4,339	4,100	5.8
Interest and yield on loan portfolio – excluding credit cards	15,796	15,395	13,510	2.6	16.9	15,796	13,510	16.9
Interest and yield on loan portfolio related to credit card transactions	3,180	3,209	2,991	(0.9)	6.3	3,180	2,991	6.3
Commissions collected on loan originations	151	179	248	(15.6)	(39.1)	151	248	(39.1)
Interest and premium on sale and repurchase agreements and securities loans	1,523	789	935	93.0	62.9	1,523	935	62.9
Interest income	25,988	25,415	22,733	2.3	14.3	25,988	22,733	14.3

Daily average interest earnings assets	1,059,520	1,040,201	1,019,746	1.9	3.9	1,059,520	1,019,746	3.9

Interest from customer deposits – demand deposits	(2,382)	(2,544)	(1,724)	(6.4)	38.2	(2,382)	(1,724)	38.2
Interest from customer deposits – time deposits	(3,336)	(3,023)	(2,301)	10.4	45.0	(3,336)	(2,301)	45.0
Interest from credit instruments issued	(678)	(702)	(653)	(3.4)	3.8	(678)	(653)	3.8
Interest on bank and other loans	(874)	(977)	(800)	(10.5)	9.3	(874)	(800)	9.3
Interest on subordinated capital notes	(429)	(444)	(408)	(3.4)	5.1	(429)	(408)	5.1
Interest and premium on sale and repurchase agreements and securities loans	(3,674)	(3,878)	(3,427)	(5.3)	7.2	(3,674)	(3,427)	7.2
Interest expense	(11,373)	(11,568)	(9,313)	(1.7)	22.1	(11,373)	(9,313)	22.1

Daily average interest-bearing liabilities	931,687	952,067	943,043	(2.1)	(1.2)	931,687	943,043	(1.2)

Net interest income	14,615	13,847	13,420	5.5	8.9	14,615	13,420	8.9

Net interest income in 1Q18 amounted to Ps.14,615 million, increased YoY by 8.9% or Ps.1,195 million, and by 5.5% or Ps.768 million on a sequential basis.

The 8.9% YoY increase in net interest income resulted from the combined effect of:

i)	A 14.3% or Ps.3,255 million, increase in interest income, to Ps.25,988 million, explained by increases of Ps.39,774 million or 3.9%, in average interest-earning assets and 89 basis points in the average interest income rate; and

ii)	A 22.1% or Ps.2,060 million, increase in interest expense, to Ps.11,373 million, resulting from the combined effect of an increase of 93 basis points in the average interest rate paid and a decrease of Ps.11,356 million or 1.2%, in interest-bearing liabilities.

Earnings Release | 1Q.2018
Banco Santander México

Results for the quarter continued to show the benefits of a high interest rate environment, along with a sharp focus on profitability.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 1Q18 stood at 5.52% which compares to 5.26% in 1Q17 and 5.32% in 4Q17, mainly reflecting higher interest rates and loan volume growth in high margin loans which more than offset increased interest rates paid on deposits and repurchase agreements.

Interest Income

Total average interest earning assets in 1Q18 amounted to Ps.1,059,520 million, increasing 3.9% or Ps.39,774 million YoY, mainly driven by a 7.2% or Ps.41,693 million growth in the average loan portfolio and 30.9% or Ps.19,504 million in repurchase agreements. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	1Q17	2Q17	3Q17	4Q17	1Q18
Loans	57.2	56.4	60.3	58.9	58.9
Securities	26.2	29.3	27.0	27.2	24.1
Funds Available	6.3	6.9	4.9	6.8	6.0
Rep. Agreements	6.2	4.4	5.1	4.2	7.8
Margin accounts	4.1	3.0	2.7	2.9	3.2
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio, which in 1Q18 generated Ps.19,127 million and accounted for 73.6% of total interest income. The remaining interest income of Ps.6,861 million is broken down as follows: 16.7% from investment in securities portfolio, 5.9% from repurchase agreements, 2.7% from funds available and 1.1% from margin accounts.

Interest income for 1Q18 increased by 14.3% or Ps.3,255 million, to Ps.25,988 million, mainly reflecting higher interest income from the total loan portfolio and commissions on loan origination, repurchase agreements, and investment in securities, which increased Ps.2,378 million or 14.2%, Ps.588 million or 62.9%, and Ps.239 million or 5.8%, respectively.

The average interest yield on interest-earning assets in 1Q18 stood at 9.81%, increasing 89 basis points from 8.92% in 1Q17, mainly reflecting the high interest rate environment, along with a focus on high-margin segments and strong margin discipline.

Earnings Release | 1Q.2018
Banco Santander México

Meanwhile, the average interest rate on the total loan portfolio stood at 12.16% increasing 83 basis points, and supported by volume growth in high margin portfolios. Finally, the average interest rate on repurchase agreements and investment in securities portfolio stood at 7.37% and 6.81%, increasing 145 and 68 basis points, respectively.

Interest income
Million pesos	1Q18			1Q17			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance (%)	Interest (%)	Yield (bps)
Funds available	63,636	703	4.42	64,324	625	3.89	(1.1)	12.5	53
Margin accounts	33,862	296	3.50	42,189	324	3.07	(19.7)	(8.6)	43
Investment in securities	254,954	4,339	6.81	267,362	4,100	6.13	(4.6)	5.8	68
Loan portfolio	624,414	18,976	12.16	582,721	16,501	11.33	7.2	15.0	83
Commissions collected on loan originations	0	151	n.a.	0	248	n.a.	n.a.	(39.1)	n.a.
Sale and repurchase agreements and securities loans	82,654	1,523	7.37	63,150	935	5.92	30.9	62.9	145
Interest income	1,059,520	25,988	9.81	1,019,746	22,733	8.92	3.9	14.3	89

As previously explained, the main contributor to interest income growth was the 14.2% or Ps.2,378 million, increase in interest income from the total loan portfolio and commissions on loan origination. This increase resulted from a Ps.41,693 million or 7.2%, rise in the average loan portfolio volume, and a 83 basis point increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial +9.1% or Ps.32,412 million, with a 9.56% interest yield which increased 131 bps.

▪	Credit Cards +5.9% or Ps.3,012 million, with a 23.64% interest yield which increased 8 bps.

▪	Consumer +7.9% or Ps.3,800 million, with a 24.54% interest yield which decreased 6 bps.

▪	Mortgages +1.9% or Ps.2,468 million, with a 10.21% interest yield which increased 17 bps.

Interest income from repurchase agreements grew 62.9% or Ps.588 million, which resulted from the increases of Ps.19,504 million or 30.9%, in the average volume, together with a 145 basis point increase in the average interest rate. Investment in securities, the second main contributor to interest income growth increased 5.8% or Ps.239 million, which resulted from the combined effect of 68 basis points increase in the average interest rate together with a decrease of Ps.12,408 million or 4.6%, in the average volume of investment in securities.

Earnings Release | 1Q.2018
Banco Santander México

Interest expense

Total average interest-bearing liabilities amounted to Ps.931,687 million, decreasing 1.2% or Ps.11,356 million YoY, driven by decreases of Ps.29,616 million or 13.0%, in repurchase agreements, Ps.20,065 million or 29.3%, in bank and other loans, Ps.2,074 or 7.9% in subordinated capital notes and Ps.1,648 million or 3.5%, in credit instruments issued, which were partly offset by increases of Ps.26,400 million or 12.1%, in term deposits and Ps.15,647 million or 4.4%, in demand deposits.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	1Q17	2Q17	3Q17	4Q17	1Q18
Demand deposits	37.6	38.2	42.1	39.9	39.7
Sale and repurchase agreements and securities loans	24.2	26.3	21.9	22.6	21.3
Time deposits	23.1	21.3	22.4	24.1	26.3
Bank and other loans	7.3	6.8	6.0	6.1	5.2
Credit instruments issued	5.0	4.8	5.0	4.7	4.9
Subordinated capital notes	2.8	2.6	2.6	2.6	2.6
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 1Q18 amounted to Ps.5,718 million and Ps.3,674 million, respectively; and accounted for 50.3% and 32.3% of interest expense. The remaining interest expense of Ps.1,981 million was paid as follows: 7.7% on bank and other loans, 6.0% on credit instruments issued and 3.8% on subordinated debentures.

Interest expense for 1Q18 increased 22.1% or Ps.2,060 million, to Ps.11,373 million, mainly driven by higher interest expense on repurchase agreements, term deposits and demand deposits.

The average interest rate on interest-bearing liabilities increased 93 basis points to 4.88% in 1Q18, mainly reflecting the increases to the benchmark interest rate, which directly affect the main sources of funding.

For 1Q18, the average interest rate on the main sources of funding increased as follows:

▪	140 basis points in repurchase agreements, reaching an average interest rate paid of 7.41%;

▪	124 basis points in term deposits, reaching an average interest rate paid of 5.46%; and

▪	63 basis points in demand deposits, reaching an average interest rate paid of 2.57%.

Earnings Release | 1Q.2018
Banco Santander México

Interest expense
Million pesos	1Q18			1Q17			Var YoY
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance (%)	Interest (%)	Rate (bps)
Demand deposits	370,347	2,382	2.57	354,700	1,724	1.94	4.4	38.2	63
Time deposits	244,571	3,336	5.46	218,171	2,301	4.22	12.1	45.0	124
Credit instruments issued	45,645	678	5.94	47,293	653	5.52	(3.5)	3.8	42
Bank and other loans	48,457	874	7.21	68,522	800	4.67	(29.3)	9.3	254
Subordinated capital notes	24,335	429	7.05	26,409	408	6.18	(7.9)	5.1	87
Sale and repurchase agreements and securities loans	198,332	3,674	7.41	227,948	3,427	6.01	(13.0)	7.2	140
Interest expense	931,687	11,373	4.88	943,043	9,313	3.95	(1.2)	22.1	93

Increases in customer deposits continue to reflect our initiatives focused on offering innovative products and a client-centric approach for individuals and SMEs. The average balance of demand deposits expanded 4.4%, while the high interest rate environment continued to fuel demand for low-risk term instruments, contributing to a 12.1% rise in the average balance of term deposits. This volume growth, together with high interest rates resulted in increases of 45.0% and 38.2% in interest paid on term and demand deposits, respectively.

Finally, the 7.2% or Ps.247 million, increase in interest expenses on repurchase agreements resulted from the combined effect of a Ps.29,616 million or 13.0%, decrease in the average balance, more than offset by a 140 basis points increase in the average interest rate paid.

Provisions for loan losses & asset quality

During 1Q18, provisions for loan losses amounted to Ps.4,946 million, which represented decreases of Ps.188 million or 3.7% YoY, and Ps.485 million or 8.9%, on a sequential basis.

The year-on-year decrease in loan loss reserves was mainly due to an improvement in the consumer loan portfolio asset quality, mainly credit cards, despite the shift to higher margin segments. Furthermore, asset quality for the commercial loan portfolio improved in the period, reflecting the clean-up of our homebuilder portfolio in the prior quarters.

The sequential decrease in loan loss reserves benefited from an improvement in credit card asset quality given increased liquidity, as well as lower loan loss reserves for our corporate segment.

Earnings Release | 1Q.2018
Banco Santander México

Loan loss reserves
Million pesos				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY
Commercial	1,708	1,791	1,794	(4.7)	(4.8)
Consumer	2,998	3,362	3,092	(10.8)	(3.1)
Mortgages	240	277	248	(13.4)	(3.1)
Total	4,946	5,431	5,134	(8.9)	(3.7)

Cost of risk (%)
				Variation (bps)
	1Q18	4Q17	1Q17	QoQ	YoY
Commercial	1.77	1.93	1.99	(16)	(22)
Consumer	11.22	13.00	12.37	(178)	(115)
Mortgages	0.73	0.86	0.77	(13)	(4)
Total	3.17	3.59	3.49	(42)	(32)

Non-performing loans at the end of 1Q18 increased YoY by Ps.1,412 million or 10.1%, to Ps.15,349 million, and decreased QoQ by 2.1% or Ps.323 million.

The YoY increase, was mainly for increases of Ps.1,372 million or 30.5% in mortgages, due to the deterioration of our variable rate mortgage loan, and Ps.306 million or 7.9% in consumer loans (including credit cards), mainly personal loans.

On a sequential basis, Banco Santander México reported a decrease in non-performing loans of Ps.323 million or 2.1%, which resulted from decreases in the non-performing loan portfolio of consumer (including credit cards) and SMEs loans of Ps.638 million and Ps.556 million, respectively.

Commercial loans NPLs fell 21 basis points YoY as the 1Q17 was still impacted by a portion of past due loans from homebuilders. Additionally, a portion of the homebuilders portfolio was sold in June 2017 and another portion was written-off during 3Q17 benefiting the NPL and coverage ratios of the commercial portfolio. As we mentioned in 4Q17, this year we completed the clean-up of our homebuilder portfolio.

Earnings Release | 1Q.2018
Banco Santander México

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 38.2%, commercial loans 34.7%, and consumer loans (including credit cards) 27.1%.

Non-Performing loan ratio (%)
				Variation (bps)
	1Q18	4Q17	1Q17	QoQ	YoY
Commercial	1.36	1.40	1.57	(4)	(21)

Individuals
Consumer	3.89	4.49	3.85	(60)	4
Credit Card	4.22	4.86	4.16	(64)	6
Other consumer	3.55	4.10	3.54	(55)	1
Mortgages	4.43	4.25	3.52	18	91
Total	2.43	2.54	2.38	(11)	5

The above mentioned variations to non-performing loans led to an increase in the NPL ratio to 2.43% in 1Q18, increasing by 5 basis points from 2.38% in 1Q17 and improving by 11 basis points compared to the 2.54% ratio reported in 4Q17.

The current NPL ratio continues to reflect loan portfolio growth combined with Banco Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

Finally, the coverage ratio for the quarter stood at 129.48%, a decrease from 142.78% in 1Q17 and an improvement from 127.94% in 4Q17.

Earnings Release | 1Q.2018
Banco Santander México

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY	3M18	3M17	18/17
Commission and fee income
Debit and credit card	1,922	1,891	1,607	1.6	19.6	1,922	1,607	19.6
Account management	296	286	249	3.5	18.9	296	249	18.9
Collection services	697	618	656	12.8	6.3	697	656	6.3
Investment funds	394	372	368	5.9	7.1	394	368	7.1
Insurance	1,028	1,046	1,042	(1.7)	(1.3)	1,028	1,042	(1.3)
Purchase-sale of securities and money market transactions	111	164	171	(32.3)	(35.1)	111	171	(35.1)
Checks and others	61	63	60	(3.2)	1.7	61	60	1.7
Foreign trade	325	302	284	7.6	14.4	325	284	14.4
Financial advisory services	294	240	330	22.5	(10.9)	294	330	(10.9)
Others	362	416	295	(13.0)	22.7	362	295	22.7
Total	5,490	5,398	5,062	1.7	8.5	5,490	5,062	8.5

Commission and fee expense
Debit and credit card	(816)	(863)	(796)	(5.4)	2.5	(816)	(796)	2.5
Investment funds	0	(1)	(1)	(100.0)	(100.0)	0	(1)	(100.0)
Insurance	(29)	(33)	(27)	(12.1)	7.4	(29)	(27)	7.4
Purchase-sale of securities and money market transactions	(40)	(58)	(44)	(31.0)	(9.1)	(40)	(44)	(9.1)
Checks and others	(8)	(7)	(6)	14.3	33.3	(8)	(6)	33.3
Foreign trade	0	0	(4)	0.0	(100.0)	0	(4)	(100.0)
Financial advisory services	(1)	(2)	(1)	(50.0)	0.0	(1)	(1)	0.0
Others	(527)	(501)	(420)	5.2	25.5	(527)	(420)	25.5
Total	(1,421)	(1,465)	(1,299)	(3.0)	9.4	(1,421)	(1,299)	9.4

Commission and fee income, net
Debit and credit card	1,106	1,028	811	7.6	36.4	1,106	811	36.4
Account management	296	286	249	3.5	18.9	296	249	18.9
Collection services	697	618	656	12.8	6.3	697	656	6.3
Investment funds	394	371	367	6.2	7.4	394	367	7.4
Insurance	999	1,013	1,015	(1.4)	(1.6)	999	1,015	(1.6)
Purchase-sale of securities and money market transactions	71	106	127	(33.0)	(44.1)	71	127	(44.1)
Checks and others	53	56	54	(5.4)	(1.9)	53	54	(1.9)
Foreign trade	325	302	280	7.6	16.1	325	280	16.1
Financial advisory services	293	238	329	23.1	(10.9)	293	329	(10.9)
Others	(165)	(85)	(125)	94.1	32.0	(165)	(125)	32.0

Total	4,069	3,933	3,763	3.5	8.1	4,069	3,763	8.1

Earnings Release | 1Q.2018
Banco Santander México

In 1Q18, net commission and fee income totaled Ps.4,069 million, increasing YoY by 8.1% or Ps.306 million, and by 3.5% or Ps.136 million QoQ.

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 27.2% of the total, followed by insurance and collection services fees, which accounted for 24.6% and 17.1% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	1Q18	4Q17	1Q17	3M18	3M17
Debit and credit card	27.2	26.1	21.6	27.2	21.6
Account management	7.3	7.3	6.6	7.3	6.6
Collection services	17.1	15.7	17.4	17.1	17.4
Investment funds	9.7	9.4	9.8	9.7	9.8
Insurance	24.6	25.8	27.0	24.6	27.0
Purchase-sale of securities and money market transactions	1.7	2.7	3.4	1.7	3.4
Checks and others	1.3	1.4	1.4	1.3	1.4
Foreign trade	8.0	7.7	7.4	8.0	7.4
Financial advisory services	7.2	6.1	8.7	7.2	8.7
Others	(4.1)	(2.2)	(3.3)	(4.1)	(3.3)

Total	100.0	100.0	100	100.0	100.0

Net commissions and fees rose 8.1% YoY in 1Q18 mainly as a result of the following increases:

i)	36.4% or Ps.295 million, increase in debit and credit cards fees. Fee income was up 19.6% supported by strong credit card usage;

ii)	18.9% or Ps.47 million, in account management and, 6.3% or Ps.41 million, in collection and payments, mainly as a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transactional activity;

iii)	16.1% or Ps.45 million, in foreign trade fees, mainly driven by the retail segment; and

iv)	7.4% or Ps.27 million, in investment funds, due to higher interest rates.

These positive contributions to net commissions and fees, were partly affected by the following decreases:

i)	44.1% or Ps.56 million, in purchase-sale of securities and money market transactions and 10.9% or Ps.36 million, in financial advisory services, mainly explained by a decrease in corporate activity;

ii)	1.9% or Ps.1 million, in checks trading; and

iii)	1.6% or Ps.16 million, in insurance fees, reflecting a weak performance by lower credit related insurance.

Earnings Release | 1Q.2018
Banco Santander México

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY	3M18	3M17	18/17
Valuation
Foreign exchange	(12)	(4,852)	(1,786)	(99.8)	(99.3)	(12)	(1,786)	(99.3)
Derivatives	2,667	(1,773)	2,052	250.4	30.0	2,667	2,052	30.0
Equity securities	86	(42)	(8)	304.8	1,175.0	86	(8)	1,175.0
Debt instruments	(1,139)	694	(416)	(264.1)	173.8	(1,139)	(416)	173.8
Valuation result	1,602	(5,973)	(158)	(126.8)	1,113.9	1,602	(158)	1,113.9

Purchase-sale of securities
Foreign exchange	279	5,148	1,413	(94.6)	(80.3)	279	1,413	(80.3)
Derivatives	(1,922)	1,265	(613)	(251.9)	213.5	(1,922)	(613)	213.5
Equity securities	126	51	38	147.1	231.6	126	38	231.6
Debt instruments	203	123	299	65.0	(32.1)	203	299	(32.1)
Purchase -sale result	(1,314)	6,587	1,137	(119.9)	(215.6)	(1,314)	1,137	(215.6)

Total	288	614	979	(53.1)	(70.6)	288	979	(70.6)

In 1Q18, Banco Santander México reported a Ps.288 million net gain from financial assets and liabilities, which compares with gains of Ps.979 million in 1Q17 and Ps.614 million in 4Q17.

The Ps.288 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)    A Ps.1,602 million valuation gain, which resulted from gains of Ps.2,667 million and Ps.86 million in derivative instruments and equity securities, respectively. These gains were partly offset by losses of Ps.1,139 million and Ps.12 million in the valuation result of debt instruments and foreign exchange, respectively; and

ii)   A Ps.1,314 million purchase-sale loss, principally related to a loss of Ps.1,922 million in derivative instruments. These loss was partly offset by a Ps.279 million in foreign exchange instruments, Ps.203 million in debt instruments and Ps.126 million in equity securities.

Earnings Release | 1Q.2018
Banco Santander México

Other operating income

Other operating income
Million pesos				% Variation				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY	3M18	3M17	18/17

Recovery of previously written-off loans	813	672	756	21.0	7.5	813	756	7.5
Cancellation of liabilities and reserves	83	165	83	(49.7)	0.0	83	83	0.0
Interest on personnel loans	70	68	59	2.9	18.6	70	59	18.6
Allowance for losses on foreclosed assets	(27)	(14)	(20)	92.9	35.0	(27)	(20)	35.0
Profit from sale of foreclosed assets	15	20	25	(25.0)	(40.0)	15	25	(40.0)
Technical advisory services	4	9	8	(55.6)	(50.0)	4	8	(50.0)
Portfolio recovery legal expenses and costs	(366)	(313)	(298)	16.9	22.8	(366)	(298)	22.8
Write-offs and bankruptcies	(324)	(356)	(226)	(9.0)	43.4	(324)	(226)	43.4
Income from sale of loan portfolio	(7)	0	(339)	100.0	(97.9)	(7)	(339)	(97.9)
Provision for legal and tax contingencies	(136)	61	(47)	(323.0)	189.4	(136)	(47)	189.4
Others	67	110	28	(39.1)	139.3	67	28	139.3

Total	192	422	29	(54.5)	562.1	192	29	562.1

Other income in 1Q18 totaled Ps.192 million, up from Ps.29 million in 1Q17 and lower than the Ps.422 million reported in 4Q17.

The Ps.163 million YoY increase in other income in 1Q18 was mainly driven by the sale of a past due mortgage portfolio in 1Q17 and higher recoveries of previously written-off loans.

On a sequential basis, the decrease of Ps.230 million in other income, was mainly driven by a Ps.197 million increase in provisions for legal and tax contingencies, a Ps.82 million decrease in cancellation of liabilities and reserves and a Ps.53 million increase in portfolio recovery legal expenses and costs; partly offset by higher recoveries of previously written-off loans of Ps.141 million.

Earnings Release | 1Q.2018
Banco Santander México

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	1Q18	4Q17	1Q17	QoQ	YoY	3M18	3M17	18/17
Salaries and employee benefits	3,617	3,969	3,207	(8.9)	12.8	3,617	3,207	12.8
Credit card operation	71	24	89	195.8	(20.2)	71	89	(20.2)
Professional fees	236	393	148	(39.9)	59.5	236	148	59.5
Leasehold	589	458	488	28.6	20.7	589	488	20.7
Promotional and advertising expenses	219	162	211	35.2	3.8	219	211	3.8
Taxes and duties	424	422	407	0.5	4.2	424	407	4.2
Technology services (IT)	709	527	639	34.5	11.0	709	639	11.0
Depreciation and amortization	695	683	583	1.8	19.2	695	583	19.2
Contributions to IPAB	742	747	733	(0.7)	1.2	742	733	1.2
Cash protection	235	244	208	(3.7)	13.0	235	208	13.0
Others	681	557	612	22.3	11.3	681	612	11.3

Total	8,218	8,186	7,325	0.4	12.2	8,218	7,325	12.2

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	1Q18	4Q17	1Q17	3M18	3M17
Salaries and employee benefits	43.8	48.5	43.7	43.8	43.7
Credit card operation	0.9	0.3	1.2	0.9	1.2
Professional fees	2.9	4.8	2.0	2.9	2.0
Leasehold	7.2	5.6	6.7	7.2	6.7
Promotional and advertising expenses	2.7	2.0	2.9	2.7	2.9
Taxes and duties	5.2	5.2	5.6	5.2	5.6
Technology services (IT)	8.6	6.4	8.7	8.6	8.7
Depreciation and amortization	8.5	8.3	8.0	8.5	8.0
Contributions to IPAB	9.0	9.1	10.0	9.0	10.0
Cash protection	2.9	3.0	2.8	2.9	2.8
Others	8.3	6.8	8.4	8.3	8.4

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 1Q18 amounted to Ps.8,218 million which compares with Ps.7,325 million in 1Q17 and Ps.8,186 million in 4Q17, increasing 12.2% YoY and 0.4% QoQ. These increases reflect Banco Santander México´s initiatives to strengthen its business and drive innovation to better serve clients.

Earnings Release | 1Q.2018
Banco Santander México

The 12.2% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	12.8% or Ps.410 million, in salaries and employee benefits;

ii)	19.2% or Ps.112 million, in depreciation and amortization;

iii)	20.7% or Ps.101 million, in leasehold;

iv)	59.5% or Ps.88 million, in professional fees; and

v)	11.0% or Ps.70 million, in technology services.

The efficiency ratio for the quarter rose 261 basis points YoY and decreased 63 basis points QoQ reaching 42.88%, negatively impacted by difficult comparisons in trading gains.

The recurrence ratio for 1Q18 was 54.09%, down from 55.81% in 1Q17 and 167 basis points higher than the 52.42% reported in 4Q17.

Profit before taxes

Profit before taxes in 1Q18 amounted to Ps.6,000 million, reflecting increases of 4.7% YoY and 15.4% QoQ.

Income taxes

In 1Q18 Banco Santander México reported a tax expense of Ps.1,273 million compared to tax expenses of Ps.1,257 million in 1Q17 and Ps.718 million in 4Q17. The effective tax rate for the quarter was 21.22%, which compares to 21.93% reported in 1Q17 and 13.81% in 4Q17.

Earnings Release | 1Q.2018
Banco Santander México

Capitalization and liquidity

Capitalization
Million pesos	1Q18	4Q17	1Q17
CET1	81,657	79,455	76,023
Tier 1	90,772	89,267	85,407
Tier 2	23,843	26,054	24,953
Total Capital	114,615	115,321	110,360

Risk-weighted assets
Credit risk	539,639	553,911	518,158
Credit, market and operational risk	729,566	733,346	659,631

Credit risk ratios:
CET1 (%)	15.13	14.34	14.67
Tier 1 (%)	16.82	16.12	16.48
Tier 2 (%)	4.42	4.70	4.82
Capitalization ratio (%)	21.24	20.82	21.30

Total capital ratios:
CET1 (%)	11.19	10.83	11.53
Tier 1 (%)	12.44	12.17	12.95
Tier 2 (%)	3.27	3.56	3.78
Capitalization ratio (%)	15.71	15.73	16.73

Banco Santander México’s capital ratio at period end 1Q18 was 15.71%, which compares to 16.73% and 15.73% at 1Q17 and 4Q17, respectively. The 15.71% capital ratio was comprised of 11.19% of fundamental capital (CET1), 1.25% additional capital (AT1) and 3.27% Complementary Capital (Tier 2).

As of February 2018, Banco Santander México was classified in Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category per the preliminary results dated March 2018, which is the most recent available analysis.

Earnings Release | 1Q.2018
Banco Santander México

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q18 was 145.11% which compares to %184.76 in 1Q17 and 176.14% in 4Q17. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, delivered on June 14th, 2016, the leverage ratio for March 2018 was 7.37%, December 2017 was 7.03%, September 2017 was 7.63%, June 2017 was 7.50% and March 2017 was 7.04%.

This index is based on regulatory guidelines established in the following way: the result of dividing the core capital of conformity with Article 2 Bis 6 (CUB) between adjusted assets in conformity with Article 1, II (CUB).

Earnings Release | 1Q.2018
Banco Santander México

RELEVANT EVENTS & RELEVANT TRANSACTIONS

Relevant Events

Banco Santander México has been designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the third consecutive year

On April 26, 2018, Banco Santander México announced that has been designated a Level III - Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (the “CNBV”) for the third consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum period of four years starting 2016, and the Bank’s minimum capitalization ratio should amount to 11.7% by the end of 2019.

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 15.71% as of March 31, 2018. Thus, Banco Santander México already complies with this regulatory requirement.

Banco Santander México called for its Annual General Ordinary and Extraordinary Shareholders’ Meeting

On March 27, 2018 Banco Santander México published the call to its Annual General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2018.

Banco Santander México as successor of Grupo Financiero Santander México announced exchange of shares, initial listing and symbol change to “BSMX” on the BMV

On January 18, 2018 Banco Santander México as successor of Grupo Financiero Santander México, S.A.B. de C.V. (merging entity) announced exchange of shares, initial listing and symbol change to “BSMX” on the BMV.

-	Pursuant to the terms of the exchange notice published on the date hereof, the shareholders of Grupo Financiero Santader México, the merged entity, received 1 (one) share of Banco Santander México, the merging entity and successor of Grupo Financiero Santander México, for each share they held of Grupo Financiero Santander México and became shareholders of Banco Santander México.

-	As a result of the above, and pursuant to the terms of the merger approved at their respective shareholders meetings, on January 29, 2018, the share certificates representing the common stock of Grupo Financiero Santander México, the merged entity, are no longer listed on the BMV and the shares of Banco Santander México have been listed on the BMV under the ticker symbol “BSMX”, thereby consummating the merger in question.

-	Additionally, the initial trading price of Banco Santander México shares on their first day of trading on the BMV was the same as the price of Grupo Financiero Santander México shares at the close of business on the immediately preceding business day. Furthermore, all transactions carried out with shares of Grupo Financiero Santander México during the 25 and 26 of January 2018, were settled within 24 hours and on the same day, respectively.

As of January 29, 2018, Banco Santander México replaced Grupo Financiero Santander México in all of the BMV indexes of which Grupo Financiero Santander México was a member as of such date.

Relevant Transactions

Banco Santander México participated in a syndicated loan for Axtel

Banco Santander México participated with a Ps.375 million ticket in a 5 year syndicated loan for Axtel, S.A.B. of C.V. for a total amount of Ps.6,000 million.

Earnings Release | 1Q.2018
Banco Santander México

Sustainability and Social Responsibility

Trust for the Children of Mexico

On February 7, 2018, 62 organizations received support from donations made by the Children's Trust of Mexico. The donations made to these organizations will benefit more than 16,500 children this year.

For more information on Santander México – Sustainable and Socially Responsible Company:

https://servicios.santander.com.mx/comprometidos/

AWARDS AND RECOGNITIONS

Santander Private Banking Mexico, named "Best Private Bank" according to Euromoney magazine

On February 9, 2018 Santander Private Banking Mexico was recognized for the first time as "Best Private Bank" by the prestigious Euromoney magazine. This was the result of a vote among more than 2,000 financial and banking sector entities.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news. The Euromoney Awards for Excellence are the benchmark for the financial sector. The awards are decided by Euromoney’s editors based on objective data such as profitability, growth and efficiency, combined with subjective criteria.

Earnings Release | 1Q.2018
Banco Santander México

CREDIT RATINGS

On April 20, 2018 Moody’s updated Banco Santander México’s Credit Opinion report to reflect rating action taken last April 13 when Moody’s affirmed Banco Santander México ratings and changed its outlook to stable from negative following a similar action on Mexico's A3 bond rating, which Moody’s incorporates into its assumptions of government support for the bank .

On January 29, 2018 following a recent corporate restructuring, Fitch Ratings affirmed Banco Santander Mexico USD500 million perpetual subordinated non preferred contingent convertible capital notes which qualify as additional Tier 1 (AT1) securities for regulatory capital purposes at 'BB'. These notes were absorbed by the bank as a result of its merger with its parent, Grupo Financiero Santander Mexico which was the original issuer of the notes.

Simultaneously, Fitch Ratings withdrawn Grupo Financiero Santander Mexico's Issuer Default Ratings (IDRs), Viability Rating (VR), Support Rating and national ratings due to the extinction of the entity after the merger.

On January 16, 2018 Moody's affirmed all ratings and assessments of Banco Santander México. The outlook remained negative. Moody's also affirmed the junior subordinated debt ratings of Ba1 (hyb) in global local currency and A1.mx (hyb) in the Mexican National Scale of the issuance of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes with non-cumulative mandatory and optional deferral of coupons (hybrid) issued by Grupo Financiero Santander México (Old Holding Company), now payable by Banco Santander México.

Simultaneously, Moody's affirmed Banco Santander México foreign currency debt ratings. This affirmation includes its USD1 billion senior unsecured debt issuance, USD1.3 billion Ten-Year Subordinated Preferred Non-Convertible Tier 2 Capital Notes with cumulative mandatory deferral of coupons (Tier 2 hybrid) and the junior subordinated debt ratings of Ba1 (hyb) in global foreign currency of the USD 500 million Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes with noncumulative mandatory and optional deferral of coupons (AT1 hybrid) issued by Grupo Financiero Santander México (Old Holding Company), now payable by Banco Santander México. The outlook on Banco Santander México's senior debt rating remained negative.

Moody's affirmed the ratings of Banco Santander México because the corporate restructuring did not affect on the bank's financial fundamentals.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb+	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A2 (cr)

Short Term	N/A	P-1 (cr)

Earnings Release | 1Q.2018
Banco Santander México

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	BB+	Baa3

Long-term senior unsecured global notes due 2022	BBB+	A3

Last publication:	9-Aug-17	20-Apr-18

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Last publication:	29-Jan-18	20-Apr-18

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Last publication:	9-Aug-17

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 1Q.2018
Banco Santander México

1Q18 EARNINGS CALL DIAL-IN INFORMATION

Date:	Friday, April 27th, 2018
Time:	10:00 a.m. (MCT); 11:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=129231
Replay:	Starting: Friday, April 27th, 2018 at 12:00 p.m. (US ET)
Ending: Wednesday, May 2nd, 2018 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13678688

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, Deutsche Bank, GBM, Goldman Sachs, HSBC, Interacciones, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Punto Casa de Bolsa, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 1Q18x4

•	Average figures are calculated using 1Q17 and 1Q18

Earnings Release | 1Q.2018
Banco Santander México

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2018, Banco Santander México had total assets of Ps.1,288 billion under Mexican Banking GAAP and more than 15.8 million customers. Headquartered in Mexico City, the Company operates 1,375 branches and offices nationwide and has a total of 17,829 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.18.2709.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 1Q.2018
Banco Santander México

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 1Q.2018
Banco Santander México

CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander México

▪  Consolidated balance sheet

▪  Consolidated income statement

▪  Consolidated statement of changes in total equity

▪  Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 1Q.2018
Banco Santander México

Consolidated balance sheet
Million pesos
	2018	2017
	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	89,137	87,409	92,316	82,197	94,473

Margin accounts	2,812	2,708	3,036	3,603	2,741

Investment in securities	275,640	325,369	302,720	285,339	321,258
Trading securities	102,458	149,089	133,101	121,481	169,957
Securities available for sale	162,526	165,688	159,049	152,472	139,987
Securities held to maturity	10,656	10,592	10,570	11,386	11,314

Debtors under sale and repurchase agreements	38,500	5,472	5,547	24,786	4,930

Derivatives	149,144	181,667	138,851	140,887	155,764
Trading purposes	137,593	166,551	124,599	126,019	141,125
Hedging purposes	11,551	15,116	14,252	14,868	14,639

Valuation adjustment for hedged financial assets	(4)	(36)	0	3	(16)

Performing loan portfolio
Commercial loans	386,451	375,177	374,587	354,992	351,639
Commercial or business activity	323,025	309,341	306,686	294,325	287,596
Financial entities loans	13,437	16,550	13,951	10,931	13,894
Government entities loans	49,989	49,286	53,950	49,736	50,149
Consumer loans	102,715	102,070	101,077	98,826	96,064
Mortgage loans	126,484	124,952	123,731	122,601	123,071
Medium and residential	111,257	110,283	109,174	107,762	107,650
Social interest	83	93	105	118	134
Credits acquired from INFONAVIT or FOVISSSTE	15,144	14,576	14,452	14,721	15,287
Total performing loan portfolio	615,650	602,199	599,395	576,419	570,774

Non-performing loan portfolio
Commercial loans	5,327	5,338	4,195	4,541	5,593
Commercial or business activity	5,327	5,338	4,195	4,541	5,593
Consumer loans	4,156	4,794	4,519	4,171	3,850
Mortgage loans	5,866	5,540	5,153	4,779	4,494
Medium and residential	4,897	4,762	4,376	4,032	3,763
Social interest	15	18	18	18	17
Credits acquired from INFONAVIT or FOVISSSTE	954	760	759	729	714
Total non-performing portfolio	15,349	15,672	13,867	13,491	13,937
Total loan portfolio	630,999	617,871	613,262	589,910	584,711

Allowance for loan losses	(19,874)	(20,051)	(20,441)	(20,194)	(19,899)
Loan portfolio (net)	611,125	597,820	592,821	569,716	564,812

Accrued income receivable from securitization transactions	123	121	119	117	118
Other receivables (net)	87,424	87,562	68,245	69,292	91,223
Foreclosed assets (net)	455	472	520	464	482
Property, furniture and fixtures (net)	6,360	6,498	5,677	5,598	5,582
Long-term investment in shares	91	91	91	90	125
Deferred taxes and deferred profit sharing (net)	19,561	20,050	18,086	19,180	19,164
Deferred charges, advance payments and intangibles	7,837	7,740	7,003	6,891	6,684
Other	44	44	49	48	48

Total assets	1,288,249	1,322,987	1,235,081	1,208,211	1,267,388

Earnings Release | 1Q.2018
Banco Santander México

Consolidated balance sheet
Million pesos

	2018	2017
	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	711,217	692,967	670,681	663,062	640,064
Demand deposits	444,728	433,128	429,200	427,079	413,960
Time deposits – general public	172,341	162,465	158,369	156,315	141,177
Time deposits – money market	46,832	51,044	37,982	33,334	38,255
Credit instruments issued	46,117	45,113	44,040	45,269	45,615
Global Account uptake without movements	1,199	1,217	1,090	1,065	1,057

Bank and other loans	39,259	40,055	49,510	79,599	57,192
Demand loans	656	1,520	4,440	30,024	2,643
Short-term loans	10,208	11,946	17,665	25,591	26,924
Long-term loans	28,395	26,589	27,405	23,984	27,625

Creditors under sale and repurchase agreements	101,085	110,149	121,012	75,301	142,449

Securities Lending	1	1	0	1	0

Collateral sold or pledged as guarantee	23,084	21,132	16,767	18,276	22,770
Repurchase	0	0	0	0	4,176
Securities loans	23,084	21,132	16,767	18,276	18,594

Derivatives	148,910	184,461	135,138	139,043	153,741
Trading purposes	140,586	173,390	127,371	133,972	148,410
Hedging purposes	8,324	11,071	7,767	5,071	5,331

Other payables	109,159	121,914	91,387	86,475	103,956
Income taxes payable	5	33	10	7	3
Employee profit sharing payable	334	273	205	143	308
Creditors from settlement of transactions	38,803	48,130	35,606	35,971	48,710
Payable for cash collateral received	29,572	45,024	26,196	24,708	30,107
Sundry creditors and other payables	40,445	28,454	29,370	25,646	24,828

Subordinated credit notes	32,958	35,865	32,753	32,920	33,888

Deferred revenues and other advances	444	238	487	668	741

Total liabilities	1,166,117	1,206,782	1,117,735	1,095,345	1,154,801

Paid-in capital	35,311	34,798	34,798	34,798	34,798
Capital stock	29,799	11,348	11,348	11,348	11,348
Share premium	5,512	23,450	23,450	23,450	23,450

Other capital	86,821	81,407	82,548	78,068	77,789
Capital reserves	9,515	9,515	9,515	9,515	9,515
Retained earnings	73,238	55,205	60,022	60,035	64,433
Result from valuation of available for sale securities, net	(689)	(1,353)	(540)	(1,277)	(1,572)
Result from valuation of cash flow hedge instruments, net	(73)	321	327	663	889
Cumulative effect of conversion	9	9	9	9	9
Adjustment employees’ pension fund	43	35	(8)	(22)	(18)
Net income	4,727	17,645	13,164	9,086	4,475
Non-controlling interest	51	30	59	59	58
Total stockholders’ equity	122,132	116,205	117,346	112,866	112,587

Total liabilities and stockholders’ equity	1,288,249	1,322,987	1,235,081	1,208,211	1,267,388

Earnings Release | 1Q.2018
Banco Santander México

Consolidated balance sheet
Million pesos
	2018	2017
	Mar	Dec	Sep	Jun	Mar

Memorandum accounts

Contingent assets and liabilities	68	65	40	29	25
Credit commitments	200,183	215,461	193,570	190,059	195,198
Credit commitments	162,435	162,867	162,525	158,953	154,538
Trusts	161,095	161,706	162,390	158,778	154,363
Mandates	1,340	1,161	135	175	175
Assets in custody or under administration	3,280,074	3,219,980	3,261,514	3,140,438	2,908,188
Collateral received	129,060	76,618	65,735	134,576	134,814
Collateral received and sold or pledged as guarantee	64,647	46,221	38,371	86,291	111,183
Investment banking transactions for third parties (net)	86,567	130,240	231,569	276,475	200,428
Uncollected interest earned on past due loan portfolio	831	799	786	725	1,636
Other record accounts	1,528,317	1,621,209	1,473,626	1,399,631	1,376,591

	5,452,182	5,473,460	5,427,736	5,387,177	5,082,601

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2018
Banco Santander México

Consolidated income statement
Million pesos
	2018	2017
	1Q	3M	4Q	3Q	2Q	1Q
Interest income	25,988	22,733	25,415	24,911	24,174	22,733
Interest expense	(11,373)	(9,313)	(11,568)	(10,669)	(10,668)	(9,313)
Net interest income	14,615	13,420	13,847	14,242	13,506	13,420

Provisions for loan losses	(4,946)	(5,134)	(5,431)	(5,603)	(5,241)	(5,134)
Net interest income after provisions for loan losses	9,669	8,286	8,416	8,639	8,265	8,286

Commission and fee income	5,490	5,062	5,398	5,226	5,333	5,062
Commission and fee expense	(1,421)	(1,299)	(1,465)	(1,292)	(1,330)	(1,299)
Net gain (loss) on financial assets and liabilities	288	979	614	311	1,069	979
Other operating income	192	29	422	239	355	29
Administrative and promotional expenses	(8,218)	(7,325)	(8,186)	(7,898)	(7,806)	(7,325)
Operating income	6,000	5,732	5,199	5,225	5,886	5,732

Current income taxes	(991)	(481)	(2,318)	(172)	(1,245)	(481)
Deferred income taxes (net)	(282)	(776)	1,600	(975)	(30)	(776)
-
Net income	4,727	4,475	4,481	4,078	4,611	4,475

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2018
Banco Santander México

Consolidated statements of changes in total equity
From January 1st to March 31st, 2018
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2017	11,348	23,450	9,515	55,205	(1,353)	321	9	35	17,645	30	116,205
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				17,645					(17,645)		0
Capitalization premium on sale of shares	18,451	(18,451)									0
TOTAL	18,451	(18,451)	0	17,645	0	0	0	0	(17,645)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					664						664
Result from valuation of cash flow hedge instruments, net						(394)					(394)
Recognition of share-based payments		783		(41)							742
Shares held by treasury		(270)									(270)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(146)							(146)
Employee defined benefit measures								8			8
Result from sale of custody business				595							(595)
Result from the sale of subsidiaries				(20)							(20)
Net income									4,727	21	4,748

TOTAL	0	513	0	388	664	(394)	0	8	4,727	21	5,927

BALANCE AS OF MARCH 31st, 2018	29,799	5,512	9,515	73,238	(689)	(73)	9	43	4,727	51	122,132

Earnings Release | 1Q.2018
Banco Santander México

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2018
Banco Santander México

Consolidated statement of cash flows
From January 1st to March 31st 2018
Million pesos

OPERATING ACTIVITIES
Net income		4,727
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(979)
Depreciation of property, furniture and fixtures	256
Amortizations of intangible assets	439
Recognition of share-based payments	783
Current and deferred income taxes	1,272
Deferred employee profit sharing	3
Provisions	142
Amortizations of debt issuance expenses	3	1,919
		6,646

OPERATING ACTIVITIES
Margin accounts		(104)
Investment in securities		45,553
Debtors under sale and repurchase agreements		(33,028)
Derivatives-assets		30,734
Loan portfolio-net		(13,787)
Accrued income receivable from securitization transactions		(1)
Foreclosed assets		17
Other operating assets		2,922
Deposits		19,006
Bank and other loans		(796)
Creditors under sale and repurchase agreements		(9,064)
Collateral sold or pledged as guarantee		1,952
Derivatives-liability		(29,935)
Other operating liabilities		(11,171)
Payments of income taxes		(3,683)

Net cash provided by (used in) operating activities		5,261

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		5
Payments for acquisition of property, furniture and fixtures		(121)
Cash dividends received		850
Payments for acquisition of intangible assets		(472)

Net cash provided by (used in) investing activities		262

FINANCING ACTIVITIES
Cash payment of dividends		(1,822)
Payments associated with subordinated capital notes		(146)
Payments from associated for purchase of treasury shares		(270)

Net cash used in financing activities		(2,238)

Net increase in cash and cash equivalents		3,285

Adjustment to cash flows for changes in exchange rate		(1,557)

Funds available at the beginning of the year		87,409

Funds available at the end of the year		89,137

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

Earnings Release | 1Q.2018
Banco Santander México

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2018
Banco Santander México

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated balance sheet and consolidated income statement by segment

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 1Q.2018
Banco Santander México

Significant accounting policies

Changes in Accounting Criteria issued by the National Banking and Securities Commission in 2018

On December 27th, 2017, several amendments were published in the DOF to the Accounting Criteria issued by the CNBV. These modifications will be effective on January 1st, 2019.

The most relevant changes are mentioned as follows:

•	Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

The Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses in the balance of the allowance for loan losses, as well as to recognize the recovery of credits previously cancelled against the item "Allowance for loan losses" in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

Through a transitory provision, it is indicated that the institutions may choose to apply the aforementioned changes starting the following day after the date of its publication and shall notify the CNBV that such option is exercised, no later than 10 business days after the date in which the anticipated application of the aforementioned changes to the Accounting Criteria begin. As of March 31st, 2018, the Bank has not exercised this option.

•	Accounting Criteria A-2, Application of particular rules

Several Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) were incorporated to the Accounting Criteria of the CNBV, in order to be applicable to financial institutions.

The Bank is analyzing the effect that the adoption of the aforementioned MFRS will have on its financial information.

The MFRS that are now included in the Accounting Criteria are as follows:

MFRS B-17, Determination of fair value

It establishes the standards for the determination of fair value and related disclosure. It mentions that fair value must be determined by using assumptions that market participants would use when setting the price of an asset or a liability under current market conditions at certain date, including assumptions about the risk. It is established that should be considered the market in which it would take place for an asset or liability that is being valued, if it is monetary and if it is used in combination with other assets or on an independent basis; and the appropriate valuation technique(s) for determining their fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

MFRS C-3, Accounts receivable

It establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. It specifies that accounts receivable that are based on a contract represent a financial instrument.

MFRS C-9, Provisions, contingencies and commitments

It establishes the standards for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope by reallocating the item related to financial liabilities to the MFRS C-19,

Earnings Release | 1Q.2018
Banco Santander México

Financial instruments payable. The definition of liability was modified, eliminating the concept of "unconditional right to avoid" and including the term "probable".

MFRS C-16, Impairment of financial instruments receivable

It establishes the standards for valuation, recognition, presentation and disclosure of impairment losses on financial instruments receivable.

MFRS C-19, Financial instruments payable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of accounts payable, borrowings and other financial liabilities in the financial statements of an economic entity. The following concepts are introduced to value the financial liabilities: amortized cost and the effective interest method, which is determined based on the effective interest rate. Both the discounts and the costs of issuing a financial liability are deducted from the liability.

MFRS C-20, Financial instruments to collect principal and interest

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of the financing instruments receivable in the financial statements of an economic entity that carries out financing activities. Discards the concept of intention when acquiring and holding the financial instruments (assets) to determine their classification. Adopts the concept of business model.

MFRS, D-1, Revenue from contracts with customers

It establishes the standards for valuation, presentation and disclosure of the income incurred to fulfill the contracts with clients. The most significant aspects are established for the revenue recognition through the transfer of control, identification of obligations to be fulfilled in a contract, assignment of the amount of the transaction and recognition of collection rights.

MFRS D-2, Costs for contracts with clients

It establishes the standards for valuation, presentation and disclosure of the costs that arise from contracts with clients. Additionally, it establishes the standards for the recognition of costs for contracts with customers, and incorporates the accounting treatment of the costs related to contracts for the construction and manufacture of capital goods, including costs related to customer contracts.

MFRS issued by the CINIF

The CINIF issued the MFRS D-5, Leases, which is effective in 2019. This MFRS introduces a unique model for the recognition of leases by the lessee and requires the leaseholder to recognize the assets and liabilities of all leases with a maturity of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset that represents its right to use the leased underlying asset and a lease liability that represents its obligation to make lease payments.

The Bank is analyzing the effect that this MFRS will have on the financial information, if applicable.

Improvements to MFRS 2018

Starting January 1st, 2018, the Bank prospectively adopted the following Improvements to the MFRS which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

Improvements to the MFRS that generate accounting changes

Earnings Release | 1Q.2018
Banco Santander México

MFRS B-2, Statement of Cash Flows

It is modified to incorporate the requirement of new disclosures about liabilities associated with financing activities.

MFRS B-10, Effects of inflation

The requirement of disclosures about the inflation percentages rates of the economic environment in which an entity operates is incorporated. In addition, it requires the percentage of accumulated inflation rates that were utilized to qualify the economic environment as inflationary or non-inflationary for the current year, the cumulative inflation rate of 3 years (including the two prior years and the current year. The aforementioned requirements will be useful to know the criteria of restatement for the following year.

MFRS C-6, Property, plant and equipment and MFRS C-8, Intangible assets

These standards are modified with the aim of clarifying the meaning of "consumption of future economic benefits of an asset". Additionally, it establishes that is not appropriate a method of depreciation of assets based on the amount of income associated with the use of these assets, because the income may be affected by factors other than the pattern of consumption of economic benefits of the asset.

MFRS C-14, Transfer and derecognition of financial assets

It establishes that an entity must continue recognizing a transferred asset as it has continuous involvement with it, which must be subsequently recognized according to the applicable standards. The accounting recognition depends on type of asset and its related classification by the entity. However, within the same MFRS, it is mentioned that the fair value adjustments of transferred assets must be recognized in profit or loss, which causes an inconsistency. The CINIF decided to modify this MFRS to eliminate this inconsistency.

Improvements to the MFRS that do not generate accounting changes

MFRS B-7, Business acquisitions

It establishes that the contingent liabilities of the acquired business must be recognized, when it is probable that there will be an outflow of economic resources to settle such liabilities. However, the MFRS C-9, Provisions, contingencies and commitments establishes that contingent items should not be recognized because, by definition, their occurrence is more likely than probable, which seems to be an inconsistency. Therefore, the CINIF modified the wording of MFRS B-7, Business Acquisitions to clarify this inconsistency.

MFRS B-15, Translation of foreign currencies

It is indicated that valuations of assets, liabilities, stockholders' equity, income, costs and expenses are carried out in the functional currency, given that is the basis of the economy of the entity. The aforementioned approach is specified by this modification and avoid confusions.

MFRS C-3, Accounts receivable

It is clarified that this MFRS establishes only the valuation, presentation and disclosure standards for the initial and subsequent recognition of accounts receivable that do not accrue interest, whether the interest is explicit or implicit. Additionally, it specifies that accounts receivable that accrue interest or those without explicit interest, but that are long-term, are within the scope of MFRS C-20, Financial instruments to collect principal and interest.

Earnings Release | 1Q.2018
Banco Santander México

New Circular of External Auditors issued by the CNBV

On December 29th, 2017, the CNBV issued the General Provisions applicable to entities supervised by the CNBV that contract services of external audit of their basic financial statements (Circular of External Auditors). The aforementioned provisions update the rules on the audited financial statements of different entities subject to supervision of the CNBV and incorporate in a single statutory instrument the provisions applicable to improve the quality of external audit services that are hired by the financial institutions and persons subject to the supervision of the CNBV, since the financial information in its financial statements is the instrument through which their financial stability and solvency is verified, allowing a proper supervision by the CNBV and relevant information available for shareholders and other persons. This Circular of External Auditors is effective on July 2nd, 2018.

Among the objectives of the Circular of External Auditors is to:

• Strengthen the communication channels of the governing bodies of the various institutions subject to supervision of the CNBV with the external auditor, in order to provide resources and mechanisms for its consistent and efficient interaction. This is aimed to improve the content and quality of the reports.

• Strengthen the disclosure of significant matters, and other documentation produced by external auditors, providing reliability and certainty to the Mexican Financial System.

• Strengthen and document the functions of the audit committee of the entities subject to supervision or who is designated by the corresponding functions, related to external audit.

• Include the obligation of external auditors to present to the audit committee a report with meaningful information about the development of external audit, which will facilitate the evaluation of the performance of the external audit functions.

• Safeguard the independence of the external auditor work, incorporating requirements to be met by the auditor as well as those applicable to the legal entity the auditor work at; and

• Strengthen the Mexican Financial System, requiring the external audit work meets the highest quality standards, so that the information reported by the external auditor is accurate, transparent and reliable for the various financial institutions and persons subject to supervision of the CNBV.

Application of MFRS D-3, Employee benefits by the Bank

In January 2015, the CINIF issued several amendments to MFRS D-3, Employee Benefits that were effective as of January 1st, 2016. The main effects on the financial information of the Bank are the following:

•	Discount rate for liabilities - Defined Benefits Obligation (DBO)

The discount rate to calculate the DBO will be determined by using the market rate of high-quality corporate bonds (in absolute terms), as long as there is a deep market for these bonds. Otherwise, the market rate of the bonds issued by the Federal Government must be used. In addition, it indicates the criteria to be followed to qualify corporate bonds as high-quality and what should be understood as a deep market.

•	Recognition of the actuarial gain and losses

The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

The balance of cumulative actuarial gain or losses as of December 31st, 2015 is recognized in ORI in stockholders' equity and in liabilities as of January 1st, 2016.

Earnings Release | 1Q.2018
Banco Santander México

Any actuarial gains and losses generated starting on January 1st, 2016 will be treated as remeasurements of employee defined benefits and will recognized in ORI within the stockholders' equity and in the liabilities.

•	Recycling of the actuarial gain and losses

Actuarial gain and losses recognized in ORI within stockholders' equity must be recycled in the net profit or loss based on the Remaining Useful Life of the Plan (RULP).

•	Expected return of plan assets

The expected return on plan assets will be estimated with the discount rate of the DOB instead of the expected rate of return for those assets.

•	Cap of the plan assets

A cap of the plan assets is established by means of determining a Maximum Obligation (MO) of the post-employment benefits, specifying that the excess of resources contributed by the entity does not qualify as plan assets, noting that only those plan assets will be considered those resources that are used to cover benefits to employees over the present value of the total, present and future, accrued and accrued benefits attributable to current employees. Any excess over MO is considered a restricted investment.

•	Recognition in results of Modifications to the Plan, Reductions of Personnel and Anticipated Liquidations of Obligations.

In the post-employment benefits all the Labor Cost of the Past Service of the Modifications to the Plan, the Personnel Reductions and the gains or losses due to the Early Settlement of Obligations are immediately recognized in the net profit or loss.

Due to the enactment of the MFRS D-3 on December 31st, 2015, the CNBV issued transitory articles to the Provisions published in the DOF on November 9th, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan amendments (past service) and the cumulative balance of the plan’s actuarial gains and losses that were not recognized by entities which used the “corridor” approach progressively, no later than December 31 of each year.

If the option of progressively applying the cumulative balance is selected, the recognition of such balances should begin in 2016, recognizing 20% in such year and another 20% in each of the subsequent years, until reaching 100% over a maximum five-year period. Credit institutions, which elect this option, must report their decision to the CNBV no later than January 31st, 2016.

The remeasurements of gains and losses from the defined benefits plan should be calculated on the total amount of the plan’s gains or losses; that is on the aggregate of the plan’s actuarial gains or losses of the period, and the cumulative balance of those plan’s actuarial gains or losses not recognized on the balance sheet of the credit institutions.

Similarly, if all or part of the residual effect is recognized before the established deadlines, the CNBV must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, if at least 20% or the total residual amount is recognized in the respective year.

The Bank has opted for the progressive application of the balance of the Labor Cost of the Past Service of the Modifications to the Plan and of the accumulated balance of the Gains and Losses of the Plan not recognized as indicated above, in contrast to the provisions of the MFRS B-1, Accounting changes and corrections of errors issued by the CINIF. This decision was reported to the CNBV on January 26th, 2016.

Earnings Release | 1Q.2018
Banco Santander México

In accordance with the foregoing, the initial effect of the application of MFRS D-3 originated by the accumulated balance of the Gains and Losses of the unrecognized Plan as of December 31, 2015 amounts to Ps.2,771 million. This amount will be recognized in ORI within the capital earned in the item "Remeasurement for defined benefits to employees" as of 2016, recording 20% of said accumulated balance in this year and an additional 20% in each of the subsequent years, until reaching 100% in a period of five-year period. This accumulated balance of actuarial losses not recognized at December 31st, 2015, will be recycled to the income statement for during the RULP, which fluctuates between 7 and 13 years depending on the respective benefit.

As of March 31, 2018, the Bank recognized an increase of Ps.1,108 million in the area of liability denominated "Sundry creditors and other accounts payable" and a decrease in ORI within capital won in the category of "remeasurements defined benefit to employees " in connection with the application of the above option. This amount of Ps.1,108 million represents 40% of the accumulated balance of gains and losses not recognized Plan as of December 31, 2015.

Should that option not been applied, the Bank had recognized in the consolidated balance sheet as of March 31st, 2018, an increase in the area of liability denominated "Sundry creditors and other accounts payable" and a decrease in ORI within capital won in the category of "remeasurements defined benefit to employees" for Ps.2,771 million.

The Bank has refrained from applying the resulting comparative settings changes reformulation referred to in the MFRS B-1, Accounting Changes and Error Corrections considering that it is impractical to determine the amounts for periods prior to fiscal year 2017 and for the period from January 1st, 2018 to March 31st, 2018, as indicated in that MFRS.

Earnings Release | 1Q.2018
Banco Santander México

Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	MARCH 2018			MARCH 2017			MARCH 2016

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	4,727	6,777,337,202	0.70	4,475	80,855,403,803	0.06	3,485	80,855,403,803	0.04

Treasury stock		9,657,155

Diluted earnings per share	4,727	6,786,994,357	0.70	4,475	80,855,403,803	0.06	3,485	80,855,403,803	0.04

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	4,727	6,786,994,357	0.70	4,475	80,855,403,803	0.06	3,485	80,855,403,803	0.04

Balance outstanding shares as of March 31st, 2018	6,777,381,551

Earnings Release | 1Q.2018
Banco Santander México

Consolidated Balance Sheet by Segment
Million pesos
	As of March 31st, 2018			As of March 31st, 2017
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities
Assets
Cash and due from banks	43,675	5,387	40,075	44,813	15,313	34,347
Margin Accounts	0	2,812	0	0	2,741	0
Investment in securities	0	99,216	176,424	0	168,130	153,128
Debtors under sale and repurchase agreements	0	38,500	0	0	4,930	0
Derivatives	0	137,593	11,551	0	141,125	14,639
Valuation adjustment for hedged financial assets	0	0	(4)	0	0	(16)
Total loan portfolio	522,682	108,317	0	477,716	106,968	27
Allowance for loan losses	(17,827)	(2,047)	0	(17,415)	(2,484)	0
Loan Portfolio (net)	504,855	106,270	0	460,301	104,484	27
Accrued income receivable from securitization transactions	0	0	123	0	0	118
Other receivables (net)	201	71,472	15,751	1,285	74,774	15,164
Foreclosed assets (net)	422	33	0	437	45	0
Properties, furniture and fixtures (net)	5,374	906	80	4,724	788	70
Long-term investments in shares	0	0	91	0	0	125
Deferred taxes and deferred profit sharing (net)	0	0	19,561	0	0	19,164
Other assets	1,719	1,246	4,916	1,731	861	4,140
Total assets	556,246	463,435	268,568	513,291	513,191	240,906

Liabilities
Deposits	492,409	114,077	58,614	442,389	104,021	48,039
Credit instruments issued	0	9,715	36,402	0	12,106	33,509
Bank and other loans	9,901	2,715	26,643	27,604	2,673	26,915
Creditors under sale and repurchase agreements	7,903	93,182	0	11,135	131,314	0
Securities loan	0	1	0	0	0	0
Collateral sold or pledged as guarantee	0	23,084	0	0	22,770	0
Derivatives	0	140,586	8,324	0	148,410	5,331
Other payables	30,100	76,732	2,327	22,805	79,935	1,216
Subordinated debentures	0	0	32,958	0	0	33,888
Deferred revenues	444	0	0	741	0	0
Total liabilities	540,757	460,092	165,268	504,674	501,229	148,898
Total stockholders' equity	51,136	19,704	51,292	45,584	19,854	47,149
Total liabilities and stockholders' equity	591,893	479,796	216,560	550,258	521,083	196,047

Earnings Release | 1Q.2018
Banco Santander México

Income Statement by Segment
Million pesos
	3M18			3M17
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities

Net interest income	12,507	1,687	421	11,360	1,421	639
Provisions for loan losses	(4,692)	(254)	0	(4,635)	(499)	0
Net interest income after provisions for loan losses	7,815	1,433	421	6,725	922	639
Commission and fee income (expense), net	3,672	394	3	3,338	426	(1)
Net gain (loss) on financial assets and liabilities	260	4	24	224	793	(38)
Other operating income (expense)	321	(6)	(123)	28	(13)	14
Administrative and promotional expenses	(7,067)	(973)	(178)	(6,477)	(768)	(80)
Operating income	5,001	852	147	3,838	1,360	534

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Global corporate banking

The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Earnings Release | 1Q.2018
Banco Santander México

Annex 1. Loan portfolio rating

As of March 31st, 2018
Million pesos

	Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	621,970	2,039	1,191	179	3,409
Risk "A-1"	551,981	1,524	432	152	2,108
Risk "A-2"	69,989	515	759	27	1,301
Risk "B"	80,372	639	2,644	44	3,327
Risk "B-1"	39,081	246	1,099	12	1,357
Risk "B-2"	21,111	105	816	21	942
Risk "B-3"	20,180	288	729	11	1,028
Risk "C"	44,535	355	2,387	649	3,391
Risk "C-1"	31,760	187	1,027	338	1,552
Risk "C-2"	12,775	168	1,360	311	1,839
Risk "D"	11,040	1,061	2,393	709	4,163
Risk "E"	9,412	2,091	2,980	396	5,467
Total rated portfolio	767,329	6,185	11,595	1,977	19,757

Provisions created					19,757
Complementary provisions					117

Total					19,874

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of March 31st, 2018.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of March 2011, the Bank apply the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of June 2014, the Bank apply the new rules for rating the financial institutions loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

Earnings Release | 1Q.2018
Banco Santander México

Annex 2. Financial ratios according to CNBV

Percentages	1Q18	4Q17	1Q17	3M18	3M17

Past Due Loans Ratio	2.43	2.54	2.38	2.43	2.38

Past Due Loans Coverage	129.48	127.94	142.78	129.48	142.78

Operative Efficiency	2.52	2.56	2.22	2.52	2.22

ROE	15.87	15.35	16.28	15.87	16.28

ROA	1.45	1.40	1.36	1.45	1.36

Capitalization Ratio
Credit Risk	21.24	20.84	21.30	21.24	21.30
Credit, Market and operations risk	15.71	15.73	16.73	15.71	16.73

Liquidity	77.73	90.06	91.18	77.73	91.18

NIM (Net Interest Margin)	3.33	2.89	2.77	3.33	2.77

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 1Q.2018
Banco Santander México

Notes to financial statements as of March 31st 2018
Million pesos, except for number of shares
1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	4,465
Government securities	94,751
Private securities	0
Shares	3,242
102,458

Securities available for sale:
Government securities	157,004
Private securities	5,015
Shares	507
162,526

Securities held until maturity:
Government securities	7,793
Government securities (special cetes)	2,863
10,656

Total	275,640

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	4,832
Government securities	33,668
Total	38,500

Credit balances
Bank securities	3,551
Government securities	97,281
Private securities	253
Total	101,085
(62,585)

3. Investment in securities different to government securities

As of March 31st, 2018, the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

Earnings Release | 1Q.2018
Banco Santander México

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31st, 2018, are as follows:

Trading
Swaps
Interest rate	5,356,682
Cross currency	841,821
Equity	1,555

Futures	Buy	Sell

Interest rate	0	2,125
Foreign currency	6,525	0
Index	922	172

Forward contracts

Foreign currency	336,079	11,745
Equity	0	720

Options	Long	Short

Interest rate	134,083	137,050
Foreign currency	120,708	117,355
Index	8,855	6,921
Equity	152	98

Total trading derivatives	6,807,382	276,186

Hedging
Cash flow
Interest rate swaps	4,700
Cross currency swaps	42,427
Foreign Exchange Forwards	60,833

Fair value
Interest rate swaps	1,957
Cross currency swaps	29,195

Total hedging derivatives	139,112

Total derivative financial instruments	6,946,494	276,186

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of March 31st, 2018, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	EUROS	GBP	Total

Commercial or business activity	263,543	54,621	0	3,995	866	323,025
Financial entities	12,514	923	0	0	0	13,437
Government entities	42,508	7,481	0	0	0	49,989
Commercial loans	318,565	63,025	0	3,995	866	386,451
Consumer loans	102,715	0	0	0	0	102,715
Media and residential	107,804	656	2,797	0	0	111,257
Of social interest	83	0	0	0	0	83
Credits acquired from INFONAVIT or FOVISSSTE	15,144	0	0	0	0	15,144
Mortgage loans	123,031	656	2,797	0	0	126,484
Total performing loan portfolio	544,311	63,681	2,797	3,995	866	615,650

Earnings Release | 1Q.2018
Banco Santander México

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	2,868	2,459	0	0	5,327
Commercial loans	2,868	2,459	0	0	5,327
Consumer loans	4,156	0	0	0	4,156
Media and residential	4,280	94	523	0	4,897
Of social interest	15	0	0	0	15
Credits acquired from INFONAVIT or FOVISSSTE	954	0	0	0	954
Mortgage loans	5,249	94	523	0	5,866
Total non-performing	12,273	2,553	523	0	15,349

The analysis of movements in non-performing loans from January 1st to March 31st, 2018, is as follows:

Balance as of December 31st, 2017					15,672

Plus: Transfer from performing loan portfolio to non-performing loan portfolio					7,466

Collections
Cash				(644)
Transfer to performing loan portfolio				(2,114)
Proceeds from foreclosure proceedings				(34)

Write-offs					(4,997)

Balance as of March 31st, 2018					15,349

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to March 31st, 2018, is as follows:

Balance as of January 1st, 2018	20,051

Allowance for loan losses	4,946
Write-offs	(4,997)
Foreign exchange result	(126)
Balance as of March 31st 2018	19,874

The table below presents a summary of write-offs by type of product as of March 31st, 2018:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,386	29	1,415	28
Mortgage loans	136	18	154	3
Credit card loans	1,890	53	1,943	39
Consumer loans	1,435	50	1,485	30
Total	4,847	150	4,997	100

Accumulated 2017
Commercial loans	1,386	29	1,415	28
Mortgage loans	136	18	154	3
Credit card loans	1,890	53	1,943	39
Consumer loans	1,435	50	1,485	30
Total	4,847	150	4,997	100

Earnings Release | 1Q.2018
Banco Santander México

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,029 correspond to the early extinction of debtor support programs:

			Amount
Government Securities
Special CETES for housing loan debtor support programs			3,029

Total securities held to maturity (no reserve)			3,029

Minus-
Reserve for Special CETES			(166)
Total securities held to maturity , net			2,863

The remaining balance and expiration date of Special Cetes that were not repurchased by the Federal Government and therefore the Bank holds in its balance sheet as of March 31st, 2018, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	106.36	1,357
B4-270701	423-2	15,292,752	01-jul-27	106.36	1,627
B4-220804	431-2	440,294	04-aug-22	97.38	43
BC-220804	431-2	71,442	04-aug-22	33.63	2
					3,029

10. Average interest rates paid on deposits

The average interest rates paid on deposits during March 2018, is as follow:
	Pesos	USD
Average balance	319,178	51,169
Interest	2,376	6
Rate	2.98%	0.05%

11. Bank and other loans

As of March 31st, 2018, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in pesos

Local bank loans	1,500	8.01%	Up to 2 years
Public fiduciary funds	11,470	7.71%	From 1 day to 13 years
Development banking institutions	22,543	7.83%	From 1 day to 20 years
Total	35,513
Loans in foreign currency

Foreign bank loans	1,849	2.91%	From 1 day to 3 years
Call money	292	1.35%	From 1 to 2 days
Public fiduciary funds	1,343	2.53%	From 2 days to 7 years
Total	3,484

Earnings Release | 1Q.2018
Banco Santander México

Total loans	38,997
Accrued interests	262

Total bank and other loans	39,259

12. Current and deferred taxes

Current taxes are composed as follows as of March 31st, 2018

Income taxes	739
Deferred taxes	263	(1)
Total Bank	1,002
Current and-deferred taxes from other subsidiaries	270
Total Consolidated Bank	1,272

(1) Deferred taxes are composed as follows:

Global provision	(85)
Fixed assets and deferred charges	14
Net effect from financial instruments	229
Accrued liabilities	213
Others	(108)
Total Bank	263
Allowance for loan losses of subsidiaries, net	13
Others, subsidiaries	6
Deferred income tax (net), Bank	282

As of March 31st, 2018, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	8,958
Other	10,603
Total deferred income tax (net)	19,561
Deferred taxes registered in balance sheet accounts	19,561
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of March 31st, 2018, the deferred Employee profit sharing “EPS” is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,265
Fixed assets and deferred charges	772
Accrued liabilities	359
Capital losses carryforward	893
Commissions and interests early collected	293
Foreclosed assets	84
Labor provisions	204
Derivative financial transactions of exchange rate	74
Net effect from financial instruments	59
Deferred EPS asset:	4,003

Deferred EPS liability:

Earnings Release | 1Q.2018
Banco Santander México

Advance prepayments	(127)
Others	(47)
Deferred EPS liability	(174)

Less - Reserve	0
Deferred EPS asset (net)	3,829

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	73,238
3	Other elements of other comprehensive income (and other reserves)	13,522
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	121,558
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	5,186
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	11
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	85
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited	6,499
22	Amount exceeding the 15% threshold.

Earnings Release | 1Q.2018
Banco Santander México

23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	26,384
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	24,612
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,043
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	729
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	39,901
29	Level 1 Common Capital (CET1)	81,657
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,115
31	of which: Qualify as capital under the applicable accounting criteria	9,115
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,115
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,115
45	Level 1 capital (T1 = CET1 + AT1)	90,772

Earnings Release | 1Q.2018
Banco Santander México

	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	23,843
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	23,843
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	23,843
59	Total stock (TC = T1 + T2)	114,615
60	Total Risk Weighted Assets	729,566
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.19%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.44%
63	Total capital (as percentage of assets weighted by total risks)	15.71%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	14.89%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	4.19%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,292

Earnings Release | 1Q.2018
Banco Santander México

Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1st, 2018 and January 1th, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

Earnings Release | 1Q.2018
Banco Santander México

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

Earnings Release | 1Q.2018
Banco Santander México

19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.

Earnings Release | 1Q.2018
Banco Santander México

H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.

Earnings Release | 1Q.2018
Banco Santander México

46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.

Earnings Release | 1Q.2018
Banco Santander México

75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,265,314
BG1	Funds Available	89,111
BG2	Margin accounts	1,769
BG3	Investment in securities	275,638
BG4	Debtors under sale and repurchase agreements	36,370
BG5	Securities loans)	0
BG6	Derivatives	149,145
BG7	Valuation adjustment for hedged financial assets	(4)
BG8	Total loan portfolio	571,888
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	86,673
BG11	Foreclosed assets (net	300
BG12	Property, furniture and fixtures (net)	6,342
BG13	Long-term investment in shares	26,492
BG14	Non-current assets held for sale	0
BG15	Deferred income taxes (net)	13,791
BG16	Other assets (net)	7,801
	Liabilities	1,143,747

Earnings Release | 1Q.2018
Banco Santander México

BG17	Deposits	711,833
BG18	Bank and other loans	17,733
BG19	Creditors under sale and repurchase agreements	101,337
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	23,084
BG22	Derivatives	148,910
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	107,599
BG26	Subordinated debentures outstanding	32,958
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	290
	Shareholders' Equity	121,567
BG29	Paid-in capital	34,798
BG30	Other capital	86,770
	Memorandum accounts	5,046,002
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	66
BG33	Credit commitments	116,656
BG34	Assets in trust or mandate	160,896
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,279,712
BG37	Collateral received by the entity	126,930
BG38	Collateral received and sold or pledged as guarantee	64,647
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	434
BG41	Other accounts	1,296,660

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
Asset

Earnings Release | 1Q.2018
Banco Santander México

1	Goodwill	8	1,735	BG16= 7,801 Minus: deferred charges and advance payments 1,043; intangibles 5,186; advance payments that are computed as risk assets 453; other assets are computed as risk assets 616
2	Intangible assets	9	5,186	BG16= 7,801 Minus: deferred charges and advance payments 1,043; intangibles 1,735; advance payments that are computed as risk assets 453; other assets that are computed as risk assets 616
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	11	BG3= 275,638 Minus: Reciprocal investments in common capital of financial entities 85; Investments in securities computed as risk assets 275,542
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	85	BG3= 275,638 Minus: Investment in own-equity securities 11; Investments in securities computed as risk assets 275,542
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,499	BG15= 13,791 Minus: Amount computed as risk asset 7,292
13	Reserves recognized as complementary capital	50	0	BG8= Total loan portfolio 571,888
14	Investments in subordinated debt	26 - B	0

Earnings Release | 1Q.2018
Banco Santander México

15	Investments in multilateral entities	26 - D	0	BG13= 26,492 Minus: Investments in subsidiaries 24,612; Investments in clearing houses 729; Investments in associated companies 109; Other investments that are computed as risk assets 1,042
16	Investments in associated companies	26 - E	24,612	BG13= 26,492 Minus: Investments in clearing houses 729; Investments in associated companies 109; Other investments that are computed as risk assets 1,042
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	1,043	BG16= 7,801 Minus: intangible assets 6,921; others assets that are computed as risk assets 453; other assets are computed as risk assets 616
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	729	BG13= 26,492 Minus: Investments in subsidiaries 24,612; Investments in associated companies 109; other investments that are computed as risk assets 1,042
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0

Earnings Release | 1Q.2018
Banco Santander México

33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Retained earnings	2	73,238	BG30= 86,770 Minus: other items of earned capital 13,522, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	13,522	BG30= 86,770 Minus: Retained earnings 73,238, cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,115	BG26= 32,958 More: Subordinated debt instruments non-convertible 23,843
39	Paid-in capital that meets with Exhibit 1-S	46	23,843	BG26= 32,958 More: Subordinated debt instruments convertible 9,115
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.

Earnings Release | 1Q.2018
Banco Santander México

11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.

Earnings Release | 1Q.2018
Banco Santander México

44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	75,796	6,064
Transactions with debt instruments in national currency with surtax and reviewable rate	2,160	173
Transactions in national currency with real rate or denominated in UDIs	6,469	517
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	12,035	963
Positions in UDIs or with yield referred to INPC	43	3
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	486	39
Transactions in foreign currency with nominal rate	36,818	2,945
Positions in foreign currency or with yield indexed to the exchange rate	7,316	585
Positions in shares or with yield indexed to the price of one share or set of shares	3,428	274
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	0	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept		Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	86	7
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	27,457	2,197
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	1,129	90
Group III (weighted at 11.5%)	1,399	112
Group III (weighted at 20%)	22,108	1,769
Group III (weighted at 23%)	0	0
Group III (weighted at 25%)	39	3
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	21,519	1,722
Group III (weighted at 57.5%)	306	24
Group III (weighted at 60%)	12	1

Earnings Release | 1Q.2018
Banco Santander México

Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	5,847	468
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	6,030	482
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	5,188	415
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	1,513	121
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	31,407	2,513
Group VI (weighted at 75%)	12,033	963
Group VI (weighted at 100%)	45,843	3,667
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	16,938	1,355
Group VII-A (weighted at 23%)	12	1
Group VII-A (weighted at 50%)	1,842	147
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	201,211	16,097
Group VII-A (weighted at 115%)	23,737	1,899
Group VII-A (weighted at 120%)	45	4
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1,408	113
Group VII-A (weighted at 172.5%)	232	19
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,161	93
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	0	0
Group VII-B (weighted at 100%)	29,763	2,381
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	3,966	317
Group VIII (weighted at 150%)	3,733	299
Group IX (weighted at 100%)	22,154	1,772
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0

Earnings Release | 1Q.2018
Banco Santander México

Group X (weighted at 1250%)	1,102	88
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	15,968	1,277
Credit Valuation Adjustment on Derivative Operations	34,451	2,756
Re-securitization with Risk Degree 1 (weighted at 20%)	0	0
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	45,374	3,630

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		47,633

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$15,210,402,155.77
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable

Earnings Release | 1Q.2018
Banco Santander México

23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$14,588,587,852.93
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A

Earnings Release | 1Q.2018
Banco Santander México

30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAB99	05969B AB9
		Reg S	USP1507SAD91	P1507S AD9
3	Governing Law	The Capital Notes and their corresponding Indenture are governed by, and construed in accordance with, the law of the State of New York. Whether a Trigger Event (leading to a Write-Down) or a Mexican Regulatory Event (leading to a Suspension Period) has occurred is based upon a determination by the applicable Mexican regulator, in accordance with Mexican law (as amended from time to time). Whether a Withholding Tax Event or a Tax Event has occurred is based upon a determination in accordance with Mexican law (or other applicable law in the case of a Withholding Tax Event involving a jurisdiction other than Mexico), as amended from time to time, evidenced by an opinion of a nationally recognized law firm and, if required, a certification by the Issuer. Whether a Capital Event has occurred is determined by the Issuer in accordance with Mexican law (as amended from time to time). The ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican law (as amended from time to time). The Issuer will waive any rights it may have under the law of the State of New York not to give effect to any such determination to the fullest extent permitted by applicable law. Any proceedings in respect of the Issuer’s concurso mercantil or bankruptcy will be conducted in accordance with the Mexican Bankruptcy Law, and any merger or consolidation shall be subject to applicable approvals under the Mexican Banking Law and any other applicable Mexican laws, as amended from time to time.
Regulatory Treatment
4	Capital category the Capital Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Capital Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Capital Notes.
8	Amount acknowledged as regulatory capital	$23,902,131,488.00

Earnings Release | 1Q.2018
Banco Santander México

9	Instrument's Face Value	$26,752,170,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	December 27, 2013.
12	Type of Expiration	Expiration Date.
13	Expiration Date	January 30, 2024.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	Optional Redemption Date	January 30, 2019.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Event or a Special Event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Capital Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Capital Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Capital Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Capital Notes will

Earnings Release | 1Q.2018
Banco Santander México

be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Capital Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.
23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events	A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, (ii) both (A) the CNBV notifies Banco Santander Mexico that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (y Banco Santander Mexico’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander Mexico’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander Mexico has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies Banco Santander Mexico of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by the Issuer to avoid revocation of the Issuer’s license for the Issuer’s failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander Mexico.
32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.

Earnings Release | 1Q.2018
Banco Santander México

35	Ranking of the Capital Notes in a liquidation event	The Capital Notes constitute subordinated indebtedness, and (i) will be subordinated and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,135,450,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classificatioin	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption

Earnings Release | 1Q.2018
Banco Santander México

Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such

Earnings Release | 1Q.2018
Banco Santander México

cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.

Earnings Release | 1Q.2018
Banco Santander México

35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table V.2

Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital

Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.

Earnings Release | 1Q.2018
Banco Santander México

20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

LEVERAGE RATIO

Integration of the main sources of leverage
	Item	Mar- 2018
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,079,799
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(39,901)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,039,898
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	34,123
5	Add-on amounts for PFE associated with all derivatives transactions	50,108
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	84,230
Securities financing transaction exposures

Earnings Release | 1Q.2018
Banco Santander México

12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	100,532
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(64,162)
14	CCR exposure for SFT assets	1,246
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	37,615
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	117,088
18	(Adjustments for conversion to credit equivalent amounts)	(47,152)
19	Off-balance sheet items (sum of lines 17 and 18)	69,936
Capital and total exposures
20	Tier 1 capital	90,772
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,231,680
Leverage ratio
22	Basel III leverage ratio	7.03%
Table II.1
Comparison total assets and assets adjusted
	Item	Mar-18
1	Total consolidated assets as per published financial statements	1,265,314
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(39,901)
4	Adjustments for derivative financial instruments	(64,914)
5	Adjustment for securities financing transactions	1,246
6	Adjustment for off-balance sheet items	69,936
7	Other adjustments	0
	Leverage ratio exposure	1,231,680
Table III.1
Conciliation of total assets and exposure in the balance
	Item	Mar-18
1	Total consolidated assets as per published financial statements	1,265,314
2	operative derivative financial instruments	(149,145)
3	operative securities financing transactions	(36,370)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,079,799

Earnings Release | 1Q.2018
Banco Santander México

Table IV.1
Variation of the elements
	dic-17	mar-18
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	89,267	90,772	2%
Adjusted assets	1,270,006	1,231,680	(3)%
Leverage ratio	7.03%	7.37%

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of March 31st, 2018, is provided:

- As of March 31st, 2018 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.40,473 million representing the 44.59% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

Earnings Release | 1Q.2018
Banco Santander México

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro De Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Department, Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology, Operations and Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction Network Commercial

➢	Deputy General Direction of New Business

➢	Deputy General Direction of Strategy of Business

➢	Executive Direction of Commercial Planning

➢	Executive Direction of Transformation Commercial and Innovation

➢	Executive Direction of Strategy Clients

➢	Executive Direction of Digital Banking

➢	Deputy General Direction of Digital Factory

▪	Deputy General Direction of Global Corporate Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction Chief Audit Executive

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

Earnings Release | 1Q.2018
Banco Santander México

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	418
Debtors under sale and repurchase agreements	4,637
Derivatives (asset)	52,716
Performing loan portfolio	6,102
Other receivables, (net)	1,650

Payable
Time deposits	1,945
Demand deposits	2,284
Credit instruments issued	922
Creditors under sale and repurchase agreements	31,074
Derivatives (liability)	33,508
Other payables	22,075
Creditors from settlement of transactions	2
Subordinated debentures	27,952

Revenues
Interest	54
Commissions and fee income	1,523
Net gain (loss) on financial assets and liabilities	(11,325)

Earnings Release | 1Q.2018
Banco Santander México

Expenses
Interest	907
Administrative expenses	159
Technical assistance	492

22. Interests on loan portfolio
As of March 31st, 2018, the consolidated statement of i includes in the item "Interest income " Ps.18,976 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Earnings Release | 1Q.2018
Banco Santander México

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2018 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	89,191.11	0.08
Market Making	115,610.05	0.10
Proprietary Trading	14,948.47	0.01

Risk factor
Interest rate	85,596.67	0.07
Foreign exchange	8,260.81	0.01
Equity	4,838.98	0.00
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2018 (unaudited) amounted to:

Bank and Brokerage
	VaR (Thousands of pesos)%
Trading Desks	129,899.03	0.11
Market Making	130,619.64	0.12
Proprietary Trading	14,206.13	0.01

Risk factor
Interest rate	118,426.23	0.10
Foreign exchange	23,192.32	0.02
Equity	4,599.19	0.00
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

Earnings Release | 1Q.2018
Banco Santander México

	Sensitivity NIM				Sensitivity MVE
Bank	Jan-18	Feb-18	Mar-18	Average	Jan-18	Feb-18	Mar-18	Average
Balance MXN GAP	42%	41%	44%	42%	98%	93%	86%	92%
Scenario	(100) bps	(100) bps	(100) bps	N/A	100 bps	100 bps	100 bps	N/A
Balance USD GAP	34%	52%	39%	42%	38%	33%	18%	29%
Scenario	(100) bps	(100) bps	(100) bps	N/A	(75) bps	(75) bps	(50) bps	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2018:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bps	(656)	(367)	(288)	100 bps	(2,994)	12	(2,982)
Balance USD GAP	(100) bps	(163)	29	(172)	(50) bps	(217)	(980)	763

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	239,850	29,214	71,564	(16,787)	67,259	34,615	39,086	11,288	295,283	(291,672)
Non Derivative	221,373	29,214	71,504	(16,966)	67,177	33,904	38,702	4,278	286,438	(292,878)
Derivatives	18,477	0	60	178	82	711	384	7,010	8,845	1,206

Credit Risk

Management of credit risk of Banco Santander México is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Banco Santander México is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Banco Santander México and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Earnings Release | 1Q.2018
Banco Santander México

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Banco Santander México has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Bank.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Banco Santander México assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Banco Santander México may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Banco Santander México, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

Earnings Release | 1Q.2018
Banco Santander México

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Banco Santander México has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Banco Santander México for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the first quarter of 2018:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-18	Feb-18	Mar-18	Average
Sovereign Risk, Development Banking and Financial Institutions	14,755.30	15,324.21	17,219.09	15,766.20
Corporates	1,015.25	1,003.61	1,090.51	1,036.46
Companies	145.72	157.02	205.06	169.26

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander México as of the end of the first of 2018, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the First Quarter of 2018
Interest Rate Derivatives	18,796.77
Exchange Rate Derivatives	36,210.38
Bonds Derivatives	0
Equity Derivatives	175.29
Total	55,182.45

The Expected Loss of Banco Santander México at the end of the for first quarter of 2018, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Banco Santander México, for the first quarter of 2018 are:

Expected Loss
Millions of U.S.Dollars
Segment	jan-18	feb-18	mar-18	Average
Sovereign Risk, Development Banking and Financial Institutions	12.16	15.83	15.61	14.53
Corporates	2.37	2.39	2.28	2.35
Companies	3.00	3.07	3.42	3.16

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander México has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Earnings Release | 1Q.2018
Banco Santander México

Respect to total collateral received for derivatives transactions as of the end of the first quarter of 2018:

Cash collateral	91.05%
Collateral refer to bonds issued by the Mexican Federal Government	8.95%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander México and the application of fines, with respect to the transactions carried out by Banco Santander México.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander México and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander Mexico; this includes:

Risk appetite, defined as the level of risk that the Bank is willing to accept

Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had a monthly average loss of Ps.93 million pesos for Operational Risk overall the quarter.

Earnings Release | 1Q.2018
Banco Santander México

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander México.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander México are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander México is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.       Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander México carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a fourth party.

2)	Hedging purposes

Earnings Release | 1Q.2018
Banco Santander México

In the performance of its commercial banking activities Banco Santander México has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which Banco Santander México achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander México performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander México ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander México decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.       Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.       Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Earnings Release | 1Q.2018
Banco Santander México

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2018, Banco Santander México has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Summary of Derivative Financial Instruments
Million Pesos as of March 31st, 2018

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	347,824	17	273
Forwards	Equity	Trading	720	16	1

Futures	Foreign Currency	Trading	6,525	0	0
Futures	Market Index	Trading	1,094	0	0
Futures	Interest Rate	Trading	2,125	0	0
Futures	Equity	Trading	0	0	0

Options	Equity	Trading	279	(24)	(28)
Options	Foreign Currency	Trading	238,063	472	92
Options	Market Index	Trading	15,748	30	274
Options	Interest Rate	Trading	271,133	(130)	(169)

Swaps	Cross Currency	Trading	841,821	(231)	(5,219)
Swaps	Interest Rate	Trading	5,356,682	(3,186)	(2,330)
Swaps	Equity	Trading	1,555	43	267

Forwards	Foreign Currency	Hedging	60,833	1,346	1,669

Swaps	Cross Currency	Hedging	71,622	1,825	2,226
Swaps	Interest Rate	Hedging	6,657	57	150

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the first quarter of 2018, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the first quarter of 2018, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	461	22
Equity Forward	17	0
OTCEquity	215	0
OTCFx	1801	0
Swaptions	4	0
Fx Forward	1327	36
IRS	674	155
CCS	158	116

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2018, there were no defaults by counterparties.

Earnings Release | 1Q.2018
Banco Santander México

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2018:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	0.36	6.55

Vega Risk factor
	EQ	FX	IR
Total	1.89	2.08	(2.07)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	1.65	(4.52)

Earnings Release | 1Q.2018
Banco Santander México

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander México with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander México.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and Exchange rate (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were increased by 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were increased by 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander México, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2018:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors

Probable scenario	21.88

Remote scenario	1,155

Possible scenario	281

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the first quarter of 2018 the weighted average CCL for the Bank is 145.11%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Earnings Release | 1Q.2018
Banco Santander México

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	153,776
Cash Outflows
2	Unsecured retail financing	204,081	11,732
3	Stable funding	173,512	8,676
4	Less stable funding	30,569	3,057
5	Unsecured wholesale funding	343,486	122,422
6	Operational deposits	235,890	54,876
7	Non-operational deposits	92,964	52,914
8	Unsecured debt	14,633	14,633
9	Secured wholesale funding	Not applicable	578
10	Additional requirements:	198,525	42,522
11	Outflows related to derivatives exposures and other collateral requirements	67,545	34,297
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	130,980	8,224
14	Other contractual funding obligations	75,446	294
15	Other contingent funding obligations	4,968	4,968
16	Total Cash Out	Not applicable	182,516
Cash Inflows
17	Cash inflows secured transactions	80,756	5,034
18	Cash inflows from operations unsecured	83,909	62,530
19	Other cash inflows	8,955	8,955
20	Total Cash Inflows	173,619	76,518
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	153,776
22	Total Net Cash Out	Not applicable	105,998
23	Liquidity Coverage Ratio	Not applicable	145.11%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	90 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the first quarter, there was a decrease in wholesale funds, as well as a change in the liquidity mix from cash inflows to liquid assets.

c)	Changes of major components within the quarter report.

•	During the first quarter, there was a decrease in wholesale funds, as well as a change in the liquidity mix from cash inflows to liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

Earnings Release | 1Q.2018
Banco Santander México

f)	Exposures in financial derivative instruments and possible margin calls.

•	Perfumed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Perfumed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q17, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

29/12/2017	Term	Amount
Million pesos
Consolidated	90 days	Ps.134,783
Local Currency	90 days	53,587
Foreign Currency	30 days	89,259

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 29th, 2017. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	82,059	41,436	0	11	11	41	10	0	40,550
Loans	774,862	53,125	64,611	68,058	101,213	234,382	106,830	146,624	20
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	(72)	0	0	0	0	0	0	0	(72)

Earnings Release | 1Q.2018
Banco Santander México

Securities	374,858	330,590	123	192	381	1,523	2,855	11,441	27,753
Permanent	11,663	0	0	0	0	0	0	0	11,663
Other Balance Sheet Assets	357,494	0	0	0	0	0	0	0	357,494
Total Balance Sheet Assets	1,600,864	425,150	64,734	68,260	101,604	235,946	109,696	158,065	437,408
Money Market	(113,439)	(20,523)	(791)	0	0	0	0	0	(92,125)
Deposits	(607,532)	(239,107)	(19,463)	(14,194)	(12,780)	(21,136)	(11,777)	(289,075)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(191,379)	(4,292)	(11,334)	(11,619)	(31,917)	(50,504)	(49,477)	(3,250)	(28,985)
Equity	(116,134)	0	0	0	0	0	0	0	(116,134)
Other Balance Sheet Liabilities	(383,714)	0	0	0	0	0	0	0	(2,201,678)
Total Balance Sheet Liabilities	(1,412,196)	(263,922)	(31,587)	(25,813)	(44,697)	(71,641)	(61,255)	(292,325)	(620,957)
Total Balance Sheet Gap	188,667	161,228	33,147	42,447	56,908	164,306	48,441	(134,260)	(183,549)
Total Off-Balance Sheet Gap	15,009	(8,956)	596	117	599	7,423	4,090	(864)	12,005
Total Structural Gap		165,239	32,613	38,345	56,007	167,596	51,981	(135,124)	(173,001)
Accumulated Gap		165,239	197,853	236,197	292,204	459,800	511,781	376,657	203,656

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity

Earnings Release | 1Q.2018
Banco Santander México

and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Índice de Precios y Cotizaciones	IPC

I.	Mexican Stock Exchange Index (IPC)

The Mexican Stock Exchange IPC Index, is the main indicator of the performance of the Mexican stock market, and provides an indication of the performance of the stock market based on the variations in the prices of a balanced, weighted and representative sample representative of the issuers listed in the Mexican Stock Market, in line with international best practices.

The closing value of IPC is determined by the BMV and it may be consulted at the website www.bmv.com.mx.

GENERAL CHARACTERISTICS OF IPC

Formula:

Where:

It: Index in t time

Pit: Price of i issuer in t time

Qit: Stocks of issuer i in time t

FAFi: Adjustment Factor due to Variable Stocks of issuer i

fi: Adjustment factor due to ex - right of issuer i in time t

i= 1, 2, 3….n

Size of the Sample:

The IPC Index is composed of 35 issuers, and includes the most highly marketable security of each of these issuers and only one security per issuer. The number of components may vary based on corporate events.

Selection Criteria:

The following filters are used in the selection of securities that compose the IPC Index sample:

1º Criterion. Minimum continuous trading time. Those companies having at least 3 calendar months of continuous operation prior to the constituents review will be eligible.

2º Criterion. Minimum floating shares percentage3. Those companies whose floating shares percentage is at least 12% or their floating market cap is at least 10 thousand million pesos at the selection date will be eligible.

%AFit ≥ 12% and/or

VCFit ≥ 10,000,000,000 pesos

where:

%AFit = Floating shares percentage of stock series i at time t

VCFit = Floating market cap of stock series I at time t

3° Criterion. From the stock series that fulfilled the previous criteria, will be eligible those with a floating Market cap, computed using the volume weighted average Price of the last three months previous to the constituents review, is at least 0.1% of the

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Banco Santander México

Market cap, considering the volume weighted average Price of the last three months previous to the constituents review, of the Index constituents list.

VCFi ≥0.1% VCFIPC

where:
VCFi = Floating market cap of stock series i

VCFIPC = Floating market cap of all of the Index’s constituents

4º Criterion. Largest turnover factor. From the stock series that fulfilled the previous criteria, will be eligible the 55 stock series with the largest turnover factor of the last 12 months previous to the constituents review.

In the case of listed companies that make follow-on public offerings, equivalent to, at least, 0.5% of the market capitalization of the Mexican Stock Market Composite Index “IPC CompMx” on the close of the offering date, the median will consider the monthly medians of at least 3 continuous calendar months, previous to the constituents review.

5º Criterion. Joint rating of the following indicators for each of the 55 companies’ stock series that fulfilled the previous criteria:

• Turnover Factor (FRi)

• Floating Market cap (VCFi), considering the volume weighted average Price of the last 12 months previous to the constituents review.

• Median of the monthly medians of the value traded in this Exchange, for the last 12 months. (Median Impi)

In order to choose the 35 companies which will shape up the Index’s constituent list, they shall be rated according to their turnover factor, floating market cap (volume weighted) and the median of the monthly medians of the value traded in the exchange for the last twelve months of their most liquid stock series (except for those listed stocks that made a follow-on public offering, as stated in criterion 4).

If two or more companies have the same final rating, the one with the largest floating market cap will be considered first.

Rating procedure

The 55 companies that fulfilled the prior criteria will be sorted in descending order by their turnover factor, floating market cap and the monthly median of the value traded in the exchange for the last twelve months receiving a rating according to the place they occupy in a consecutive fashion.

Company	Turnover	Company	Mkt Cap	Company	Value Traded
	Rating		Rating		Rating
A	1	C	1	B	1
B	2	A	2	C	55
C	3	B	55	A	3
…	…	…	…	…	…
N	55	N	20	N	34

All rates for the three factors are added up and the 35 companies with the smallest rate are selected.

Company	Turnover	Mkt Cap	Value Traded	Joint
	Rating	Rating	Rating	Rating
A	1	2	3	6
B	2	55	1	58
C	4	1	55	60
…	…	…	…	…
N	55	20	34	109

Weightings and Floating Market Cap for the most traded stock series of the Companies in the Index’s Constituents’ list

The weighting of each stock series within the Index’s constituent list will be determined by its Floating Market Cap.

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Banco Santander México

The floating shares percentage to calculate the Floating Market Cap will be rounded according to the following buffers:

Floating Shares Percentage Rounding Buffers:

Buffer	% Reported Floating Shares	% Rounded floating shares percentage
	< 12%	0
1	≥ 12 a ≤ 15%	% reported
2	≥ 15 a ≤ 20%	20%
3	≥ 20 a ≤ 25%	25%
4	≥ 25 a ≤ 30%	30%
5	≥ 30 a ≤ 35%	35%
6	≥ 35 a ≤ 40%	40%
7	≥ 40 a ≤ 45%	45%
8	≥ 45 a ≤ 50%	50%
9	≥ 50 a ≤ 55%	55%
10	≥ 55 a ≤ 60%	60%
11	≥ 60 a ≤ 65%	65%
12	≥ 65 a ≤ 70%	70%
13	≥ 70 a ≤ 75%	75%
14	≥ 75 a ≤ 80%	80%
15	≥ 80 a ≤ 85%	85%
16	≥ 85 a ≤ 90%	90%
17	≥ 90 a ≤ 95%	95%
18	≥ 95 a ≤ 100%	100%

Weighting for each Stock Series of the Companies in the Index’s Constituents’ list where:

ωi = Weighting of the stock series i in the constituents list

VCFi = Floating Market cap of stock series i

CVFIPC = Floating Market cap of all of the stock series in the Index’s constituents list

Relevant Events Adjustments due to the obligation included in the Article 109 of the Mexican Stock Market Law

Taking in consideration the Index’s calculation formula, changes in the number of registered and floating shares, caused by a relevant event derived by the information obligation that both, individuals and legal entities, have in the assumptions established in the Article 109 of the Mexican Stock Market Law, will affect the weightings.

Maximum Weightings

In order to avoid weightings concentrations, and following the best international practices, the maximum weighting one single stock series can have by the start of the constituent list’s validity period is 25% of the total.

Likewise, the 5 largest stock series in the constituent list, can’t weigh altogether more than 60% of the total.

For the 60% limit, if during the validity of the already adjusted constituent list this same limit is overdrawn for a 45 consecutive trading day’s period, the BMV will make the corresponding adjustment in a proportional manner in order to fulfill the concentration limits condition stipulated for the Index.

Weighting limits in the Constituents’ list

25% capping adjustment for a stock series in the constituents’ list.

Let be the weighting of stock series i in the constituents list,

such that

with

ωi ≤ 0.25, (i = 1,…, 35)

Earnings Release | 1Q.2018
Banco Santander México

60% capping adjustment for the 5 largest stock series within the constituent list given the prior condition.

Let be the weighting of the biggest stock series in the constituents list, the following must be satisfied:

For l = 1 , … , 5

If there’s the need to realize adjustments, the surpluses will be proportionally distributed in each of the other stock series.

Constituents List Review and Continuance

The constituents list review for Prices and Quotations Index is made once a year, in August, using data as of July close, and is comes into effect on September first business day.

If there’s any special situation due to corporate events or by the market, the necessary modifications will be carried out according to such event, as explained further in this document, and the market will be timely informed.

The number of issuers on the constituent list may vary if some company performs a spin-off, so that the issuer that is spinning off, as well as the one that has been spun off, will remain in the constituent list until the next constituents revision.

If an issuer is subject to an Acquisition Public Offering, Merger or some other extraordinary event that might imply the cancelation of its listing in BMV, those shares object of such event will be removed from the constituent list the very same day it’s materialized in BMV, and its place will be occupied by a new issuer. The issuer selected for this, will be the best positioned in the last published Selection Filter by BMV in its website (such Filter is calculated and published monthly).

BMV will inform as timely as possible about the changes related to this section.

Constituents List Rebalance

With the purpose of making the index more representative of the market behavior as well as keeping a high replicability, its stock series weightings will be rebalanced quarterly during the constituent’s list validity period, thus being on December, March and June subsequent to the last revision. The maximum weighting rebalance for a single stock series will be carried out quarterly, up and down.

Index Daily Calculation Formula

where:

It= Index level on day t

Pit = Price of the stock series i on day t

Qit = Listed shares in this Exchange of the stock series i on day t

FAFi = Floating shares adjustment factor of stock series i

Fit = Ex rights adjustment factor of stock series i on day t

i = 1, …, 35

Base level: 0.78 as of October 30th, 1978.

Corporate Adjustments

Taking in consideration the Index’s calculation formula, the changes in the number of registered shares, caused by a relevant event, will affect the weightings of the stock series within the constituent list, whether at its implementation time or at its quarterly rebalances, as the case may be. Below are detailed, in an indicative and non-limitative way, the corporate events that may affect the constituents.

Earnings Release | 1Q.2018
Banco Santander México

where:

fi = Factor of adjustment required in issuer i.

Aa = Number of shares previous to adjustment

Aa = Number of shares derived from conversion.

Ae = Number of shares to split.

Ap = Number of shares after adjustment.

Ar = Number of shares due to restructuring.

As = Number of subscribed shares.

Pa = Price previous to adjustment

Pp = Price after adjustment.

Ps = Subscription price.

Earnings Release | 1Q.2018
Banco Santander México

Sample:

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.bmv.com.mx

Period	Minimum	Maximum	Average
	Price	Price	(securities)
2013	37,517.23	44,408.43	158,084,772.05
2014	37,950.97	46,357.24	216,400,651.41
2015	40,950.58	45,773.31	248,954,553.98
2016	40,265.37	48,694.90	254,384,600.99
2017	45,553.51	51,713.38	195,650,020.71
1° Sem. 2016	40,265.37	46,263.84	285,710,775.63
2° Sem. 2016	44,364.17	48,694.90	223,398,928.26
1° Sem. 2017	45,553.51	49,939.47	189,898,890.65
2° Sem. 2017	46,973.30	51,713.38	201,307,382.35
October 2017	48,625.53	50,615.29	181,810,726.45
November 2017	47,092.45	49,004.52	221,287,083.20
December 2017	46,973.30	49,354.42	215,591,965.42
January 2018	48,785.25	51,065.49	206,911,521.55
February 2018	47,437.93	50,591.15	217,105,296.57
March 2018	46,124.85	48,671.29	194,999,712.80

Historical Evolution:

Earnings Release | 1Q.2018
Banco Santander México

Comparison base: March 29, 2013

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2018
Banco Santander México

Hedging Position as of March 28, 2018

Earnings Release | 1Q.2018
Banco Santander México

EVENTS AFTER THE REPORTING PERIOD – PRO FORMA FINANCIAL STATEMENTS

Proforma Consolidated Balance Sheet
Million Pesos
	March 31st, 2017
	Banco Santander México (Consolidated)	Grupo Financiero Santander México (Individual)	Casa de Bolsa Santander (Individual)	Proforma Adjustments	Total proforma consolidated
Assets

Funds available	94,473	169	9	997	95,648

Margin accounts	2,741	0	0	0	2,741

Investment in securities	321,258	10,155	652	(10,348)	321,717
Trading securities	169,957	757	619	(619)	170,714
Securities available for sale	139,987	0	33	(331)	139,689
Securities held to maturity	11,314	9,398	0	(9,398)	11,314

Debtors under sale and repurchase agreements	4,930	0	510	(516)	4,924

Derivatives	155,764	0	0	0	155,764
Trading purposes	141,125	0	0	0	141,125
Hedging purposes	14,639	0	0	0	14,639

Valuation adjustment for hedged financial assets	(16)	0	0	0	(16)

Performing loan portfolio
Commercial loans	351,639	0	0	0	351,639
Commercial or business activity	287,596	0	0	0	287,596
Financial entities loans	13,894	0	0	0	13,894
Government entities loans	50,149	0	0	0	50,149
Consumer loans	96,064	0	0	0	96,064
Mortgage loans	123,071	0	0	0	123,071
Medium and residential	107,650	0	0	0	107,650
Social interest	134	0	0	0	134
Credits acquired from INFONAVIT or FOVISSSTE	15,287	0	0	0	15,287
Total performing loan portfolio	570,774	0	0	0	570,774

Non-performing loan portfolio
Commercial loans	5,593	0	0	0	5,593
Commercial or business activity	5,593	0	0	0	5,593
Consumer loans	3,850	0	0	0	3,850
Mortgage loans	4,494	0	0	0	4,494
Medium and residential	3,763	0	0	0	3,763
Social interest	17	0	0	0	17
Credits acquired from INFONAVIT or FOVISSSTE	714	0	0	0	714
Total non-performing portfolio	13,937	0	0	0	13,937
Total loan portfolio	584,711	0	0	0	584,711

Allowance for loan losses	(19,899)	0	0	0	(19,899)
Loan portfolio (net)	564,812	0	0	0	564,812

Accrued income receivable from securitization transactions	118	0	0	0	118
Other receivables (net)	91,223	8	284	(284)	91,231
Foreclosed assets (net)	482	0	0	0	482

Earnings Release | 1Q.2018
Banco Santander México

Property, furniture and fixtures (net)	5,582	0	8	(8)	5,582
Long-term investment in shares	125	113,557	57	(113,614)	125
Deferred taxes and deferred profit sharing (net)	19,164	0	0	(70)	19,094
Deferred charges, advance payments and intangibles	6,684	6	12	(12)	6,690
Other	48	0	168	(168)	48

Total assets	1,267,388	123,895	1,700	(124,023)	1,268,960

Liabilities

Deposits	640,064	0	0	(169)	639,895
Demand deposits	413,960	0	0	0	413,960
Time deposits – general public	141,177	0	0	(169)	141,008
Time deposits – money market	38,255	0	0	0	38,255
Credit instruments issued	45,615	0	0	0	45,615
Global Account uptake without movements	1,057	0	0	0	1,057

Bank and other loans	57,192	0	0	0	57,192
Demand loans	2,643	0	0	0	2,643
Short-term loans	26,924	0	0	0	26,924
Long-term loans	27,625	0	0	0	27,625

Creditors under sale and repurchase agreements	142,449	0	6	(12)	142,443

Collateral sold or pledged as guarantee	22,770	0	0	0	22,770
Repurchase	4,176	0	0	0	4,176
Securities loans	18,594	0	0	0	18,594

Derivatives	153,741	0	0	0	153,741
Trading purposes	148,410	0	0	0	148,410
Hedging purposes	5,331	0	0	0	5,331

Other payables	103,956	215	560	9,582	114,313
Income taxes payable	3	0	22	81	106
Employee profit sharing payable	308	0	8	(8)	308
Creditors from settlement of transactions	48,710	0	310	(310)	48,710
Payable for cash collateral received	30,107	0		0	30,107
Sundry creditors and other payables	24,828	215	220	9,819	35,082

Subordinated credit notes	33,888	9,346	0	(9,398)	33,836

Deferred taxes	0	14	56	(70)	0

Deferred revenues and other advances	741	0	0	0	741

Total liabilities	1,154,801	9,575	622	(67)	1,164,931

Paid-in capital	34,798	48,194	500	(46,280)	37,212
Historical Capital stock	11,348	36,356	500	(19,281)	28,923
Restated Capital stock	0	0	0	877	877
Share premium	23,450	11,838	0	(27,876)	7,412

Other capital	77,789	66,126	578	(77,676)	66,817
Capital reserves	9,515	1,944	94	(2,038)	9,515
Retained earnings	64,433	61,256	431	(72,627)	53,493
Result from valuation of available for sale securities, net	(1,572)	(1,565)	8	1,536	(1,593)

Earnings Release | 1Q.2018
Banco Santander México

Result from valuation of cash flow hedge instruments, net	889	0	0	0	889
Cumulative effect of conversion	9	0	0	0	9
Adjustment employees’ pension fund	(18)	(29)	(11)	40	(18)
Net income	4,475	4,520	56	(4,587)	4,464
Non-controlling interest	58	0	0	0	58
Total stockholders ‘equity	112,587	114,320	1,078	(123,956)	104,029

Total liabilities and stockholders´ equity	1,267,388	123,895	1,700	(124,023)	1,268,960

Earnings Release | 1Q.2018
Banco Santander México

Proforma Cosolidated Income Statement
Million pesos
	March 31st, 2017
	Banco Santander México (Consolidated)	Grupo Financiero Santander México (Individual)	Casa de Bolsa Santander (Individual)	Proforma Adjustments	Total proforma consolidated

Interest income	22,733	6	432	(432)	22,739
Interest expense	(9,313)	(3)	(421)	421	(9,316)
Net interest income	13,420	3	11	(11)	13,423

Provisions for loan losses	(5,134)	0	0	0	(5,134)
Net interest income after provisions for loan losses	8,286	3	11	(11)	8,289

Commission and fee income	5,062	0	194	(194)	5,062
Commission and fee expense	(1,299)	(1)	(29)	29	(1,300)
Net gain (loss) on financial assets and liabilities	979	4	57	(57)	983
Other operating income	29	(3)	7	(7)	26
Administrative and promotional expenses	(7,325)	(11)	(159)	159	(7,336)
Operating income	5,732	(8)	81	(81)	5,724

Equity in results of associated companies	0	4,531	0	(4,531)	0

Operating income before income taxes	5,732	4,523	81	(4,612)	5,724

Current income taxes	(481)	0	(22)	22	(481)
Deferred income taxes (net)	(776)	(3)	(3)	3	(779)

Consolidated net income	4,475	4,520	56	(4,587)	4,464

Non-controlling interest	0	0	0	0	0
Net income	4,475	4,520	56	(4,587)	4,464

Earnings Release | 1Q.2018
Banco Santander México

Item 2

1Q.18 Earnings Presentation Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement 2 Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Solid Business Expansion , Keeping Focus on Profitability and Asset Quality 3 Source: Company filings CNBV GAAP. Notes: 1) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex (net of allowances) (1Q18*4). 2) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q17;1Q18). Total loans up 7.9% YoY maintaining focus on profitability  High - Margin segment growth +9.8% YoY  Low - Margin segment growth +5.8% YoY Deposit growth of 11.9% YoY; Individual deposit expanded by 18.9% YoY  Individual demand deposits +14.6% YoY  Individual term deposits +27.4% YoY Sound asset quality  NPL ratio 2.43% +5 bps YoY  Cost of risk 3.17% - 32 bps YoY Short term impact of our investment plan  Efficiency ratio 1 42.88% +261 bps YoY  ROAE 2 15.90% - 38 bps YoY First quarter in which Banco Santander México reports as successor of Grupo Financiero Santander México

System Loan Growth Remains Stable while Deposit Growth Decelerates

Total Loans

4,354
4,462
4,578
4,746
4,760
YoY Growth
12.0%
10.3%
9.8%
9.4%
9.6%
1Q17
2Q17
3Q17
4Q17
Feb'18

Total Deposits

4,246
4,400
4,477
4,685
4,672
YoY Growth
11.4%
10.9%
11.4%
11.5%
10.6%
1Q17
2Q17
3Q17
4Q17
Feb'18

Consumer Loans[1] (YoY Growth)

11.6%
10.4%
9.0%
8.5%
8.5%
1Q17
2Q17
3Q17
4Q17
Feb'18

Demand Deposits (YoY Growth)

11.7%
10.9%
11.3%
10.2%
7.6%
1Q17
2Q17
3Q17
4Q17
Feb'18

Santander

4

System Loan Growth Remains Stable while Deposit Growth Decelerates 4 Source: CNBV Banks as of February 2018 – Billions of Pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4,7604,746 4,578 4,462 4,354 9.6% 9.8% 2Q17 4Q17 Feb’18 9.4% 3Q17 10.3% 1Q17 12.0% YoY Growth 4,6724,685 4,477 4,400 4,246 Feb’18 11.4% 11.5% 10.9% 1Q17 11.4% 3Q17 10.6% 2Q17 4Q17 YoY Growth 11.6% 2Q17 10.4% 1Q17 9.0% 4Q17 8.5% Feb’18 3Q17 8.5% 11.7% Feb’18 4Q17 3Q17 2Q17 10.9% 1Q17 10.2% 7.6% 11.3%

Total Loans

+7.9%
+2.1%
584,711
589,910
613,262
617,871
630,999
1Q17
2Q17
3Q17
4Q17
1Q18

Loan Portfolio Breakdown

Consumer 8%
Credit Cards 9%
Middle-Market 26%
Mortgage s 21%
Corporates 14%
SMEs 12%
Gov&FinEnt 10%

Santander

5

Santander México Reports Pick - Up in Loan Growth Supported by Strong Performance in High - Margin Segments 5 Source: Company filings CNBV GAAP, in millions of Mexican pesos. Total Loans Loan Portfolio Breakdown +2.1% 3Q17 1Q18 4Q17 +7.9% 617,871 630,999 613,262 2Q17 1Q17 589,910 584,711 1Q18 Var YoY Contribution to: Loans NII Loans High - margin segments : Middle - market 164,713 13.3% 54.6% 68.6% SMEs 72,947 6.4% Credit cards 53,795 5.8% Consumer 53,076 8.2% 344,531 9.8% Low - margin segments: Corporates 90,692 14.5% 45.4% 31.4% Government+Fin. Ent. 63,426 - 1.0% Mortgage 132,350 3.8% 286,468 5.8% Middle - Market 26% Corporates 14% Gov&FinEnt 10% SMEs 12% Mortgage s 21% Credit Cards 9% Consumer 8%

Individual Loans

1Q17 227,479 → +5.2% → 239,221 1Q18

Mortgages

+3.8%
127,565
127,380
128,884
130,492
132,350
+1.4%
1Q17
2Q17
3Q17
4Q17
1Q18

Credit Cards

+5.8%
50,845
52,128
53,220
54,372
53,795
-1.1%
1Q17
2Q17
3Q17
4Q17
1Q18

Consumer[1]

+8.2%
49,069
50,869
52,376
52,492
53,076
+1.1%
Personal
Payroll
1Q17
2Q17
3Q17
4Q17
1Q18

Santander

6

Robust Growth in Payroll Underpins Consumer Loans; Progressive Pick - Up in Mortgages… 6 Source: Company filings CNBV GAAP, in millions of Mexican pesos. Market position calculated with CNBV Banks as of February 2018. Notes: 1) Includes personal, payroll and auto loans. Individual Loans 239,221 227,479 1Q17 1Q18 +5.2% 127,565 128,884 3Q17 4Q17 127,380 1Q17 +1.4% 2Q17 130,492 +3.8% 1Q18 132,350 50,845 52,128 2Q17 1Q17 +5.8% 1Q18 54,372 4Q17 3Q17 53,220 53,795 - 1.1% 1Q17 4Q17 52,376 +1.1% 52,492 1Q18 2Q17 +8.2% 3Q17 50,869 49,069 53,076  3rd largest market player  Run - off of acquired portfolios impacts overall mortgage loan growth  Mortgage organic growth was +6.8% YoY  Credit card usage up 18% YoY  3rd largest market player  Aeromexico co - branded card reached +860 thousand cards, 38% new clients  Payroll up 14% YoY, above market  +3.5 million Santander Plus clients, 53% new customers  Attracting new payroll leveraging strong position in middle - market and corporates Payroll Personal Mortgages Credit Cards Consumer 1

Loyal Customers[1]

+25.6%
1,708
1,857
1,923
2,048
2,145
1Q17
2Q17
3Q17
4Q17
1Q18

Digital Customers[1]

+37.3%
1,539
1,694
1,821
1,986
2,113
1Q17
2Q17
3Q17
4Q17
1Q18

A loyal customer is 4x more profitable

Digital Transactions / Total Transactions[2]

9.6%
52%
48%
11.6%
38%
62%
Internet
Mobile
1Q17
1Q18

Mobile Customers[1]

+70.6%
1,041
1,187
1,327
1,508
1,776
1Q17
2Q17
3Q17
4Q17
1Q18

Santander

7

... while Continuing to Boost the Quality of the Retail Customer Base 7 Notes: 1) Thousands of customers. 2) Monetary transactions. Figures may vary from previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Transactions / Total Transactions 2 Mobile Customers 1 4Q17 2Q17 1Q18 2,145 1,857 1Q17 1,923 +25.6% 2,048 1,708 3Q17 2,113 1,986 1,821 1,694 1,539 4Q17 +37.3% 3Q17 1Q18 1Q17 2Q17 1,776 1,508 1,327 1,187 1,041 2Q17 1Q17 4Q17 1Q18 +70.6% 3Q17 A loyal customer is 4x more profitable 9.6% 48% 52% 38% 11.6% 1Q18 62% 1Q17 Internet Mobile

Selective Expansion in Commercial Loans that Prioritizes Margins

Commercial Loans

1Q17 357,232 → +9.7% → 391,778 1Q18

SMEs
+6.4%
68,571
69,614
70,297
71,752
72,947
+1.7%
1Q17
2Q17
3Q17
4Q17
1Q18
Middle-Market
+13.3%
145,384
152,303
154,630
159,096
164,713
+3.5%
1Q17
2Q17
3Q17
4Q17
1Q18
Corporates
+14.5%
79,234
76,949
85,954
83,831
90,692
+8.2%
1Q17
2Q17
3Q17
4Q17
1Q18
Government & Fin. Ent.
-1.0%
64,043
60,667
67,901
65,836
63,426
-3.7%
1Q17
2Q17
3Q17
4Q17
1Q18

Santander

8

Selective Expansion in Commercial Loans that Prioritizes Margins 8 Source: Company filings CNBV GAAP, in millions of Mexican pesos Commercial Loans 391,778 357,232 1Q17 1Q18 +9.7% SMEs Middle - Market Corporates Government & Fin. Ent . 69,614 +6.4% 68,571 1Q18 4Q17 71,752 3Q17 2Q17 1Q17 70,297 +1.7% 72,947 +14.5% 3Q17 85,954 +8.2% 2Q17 1Q17 1Q18 4Q17 83,831 76,949 79,234 90,692 154,630 2Q17 152,303 164,713 1Q17 145,384 +3.5% 1Q18 159,096 +13.3% 3Q17 4Q17 - 1.0% 3Q17 67,901 2Q17 1Q18 60,667 - 3.7% 4Q17 65,836 63,426 1Q17 64,043

Total Deposits

+11.9%
665,100
+2.7%
647,854
626,641
617,793
594,449
Term
30%
31%
31%
33%
33%
Demand
70%
69%
69%
67%
67%
1Q17
2Q17
3Q17
4Q17
1Q18

Demand Deposits

+7.4%
415,017
445,927
Individuals +14.6%
Other +4.9%
1Q17
1Q18

Term Deposits*

+22.1%
179,432
219,173
1Q17
1Q18

Santander

9

Focus on Individuals and SMEs Continues to Drive Demand Deposit Growth 9 Total Deposits 3Q17 67% 33% 626,641 69% 31% 665,100 647,854 2Q17 67% +2.7% Demand +11.9% Term 4Q17 1Q18 33% 30% 617,793 31% 1Q17 69% 70% 594,449 Demand Deposits 1Q18 445,927 +7.4% 1Q17 415,017 +14.6% Individuals Other +4.9% Term Deposits* 219,173 179,432 +22.1% 1Q18 1Q17  Total Individuals & SMEs deposits – up 18.9% and 18.0%, respectively  Santander Plus launched in May’16 contributes to boost individual demand deposits through payroll accounts  Higher interest rates favor term deposits growth Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: *Includes money market

Net Loans to Deposits[1]

95.01%
92.22%
94.60%
92.28%
91.88%
1Q17
2Q17
3Q17
4Q17
1Q18

Debt Maturity

13,274
1,298
8,184
6,234
18,271
23,752
3,000
9,136[2]
2018
2019
2020
2021
2022
2024
2026
2029+

CET1 and Capitalization

16.73%
16.17%
16.19%
15.73%
15.71%
Tier 2
AT1
11.53
11.37
11.55
10.84
11.19
CET1
1Q17
2Q17
3Q17
4Q17
1Q18**

Santander

10

Healthy Balance Sheet Based on Strong Liquidity and Capital Position 10 Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and strong maturity profile  Strong net loan to deposit ratio supports growth opportunities  LCR* = 145.11%, well above 90% Banxico regulatory requirements  Tier 1 ratio decrease 51 bps to 12.44% Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) Including Additional Tier 1 Capital Notes issued in December 2016. / * LCR = Liquidity Coverage Ratio ** 1Q18 is preliminary 94.60% 92.22% 1Q17 2Q17 95.01% 1Q18 91.88% 4Q17 92.28% 3Q17 3,000 23,752 18,271 6,234 8,184 1,298 13,274 2024 2022 2029+ 9,136 2 2021 2026 2018 2020 2019 10.84 3Q17 15.73% 2Q17 16.17% 11.19 16.19% 11.55 15.71% AT1 1Q18 ** 4Q17 Tier 2 CET1 11.37 16.73% 11.53 1Q17

Sustained Growth in High - Margin Loans and Focus on Profitability Drive NII Up 9% YoY 11 Net Interest Income and NIM 1  NII grew 8.9% YoY, principally due to: ▪ Strong interest income from: Loan portfolio: +14.3 Investment in securities: +5.5% ▪ Impact from higher interest rates on term deposits  NIM improved 26 bps YoY to 5.52% Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized net interest income (1Q18x4) divided by daily average interest earnings assets (1Q18) 13,420 5.26 1Q17 13,847 5.29 4Q17 5.32 14,615 3Q17 1Q18 2Q17 +5.5% 5.52 5.79 13,506 14,242 +8.9%

Continued Growth in Credit Card and Cash Management Net Fees; Investment Banking Impacted by Soft Industry Deal Flow 12 Net Commissions and Fees Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: * Includes fees from: collections and payments, account management, checks, foreign trade and others 3,933 3,763 3Q17 4,003 1Q18 +3.5% 2Q17 4,069 +8.1% 3,934 4Q17 1Q17 Var YoY 1Q17 4Q17 1Q18 $$ % Cash Management* 1,114 1,177 1,206 92 8.3% Credit Cards 811 1,028 1,106 295 36.4% Insurance 1,015 1,013 999 - 16 - 1.6% Investment Funds 367 371 394 27 7.4% Financial advisory services 329 238 293 - 36 - 10.9% Purchase - sale of securities and money market transactions 127 106 71 - 56 - 44.1% Net commisions and fees 3,763 3,933 4,069 306 8.1% Cash Management* 30% Credit Cards 27% Insurance 24% Investment Funds 10% Financial advisory services 7% Purchase - sale of securities and money market transactions 2%

Solid Performance in Core Revenues Partially Offset by Lower Trading Gains 13 Gross Operating Income* Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: *Gross Operating Income does not include Other Income +4.5% 18,972 +3.1% 4Q17 18,487 2Q17 1Q18 18,394 1Q17 18,162 18,578 3Q17 Var YoY 1Q17 4Q17 1Q18 Var $$ Var % Net Interest Income 13,420 13,847 14,615 1,195 8.9% Net Commissions and Fees 3,763 3,933 4,069 306 8.1% Market related revenue 979 614 288 - 691 - 70.6% Gross Operating Income * 18,162 18,394 18,972 810 4.5% Net Interest Income 77.0% Net Commissions and Fees 21.4% Market related revenue 1.5%  Contribution of trading gains down to 1.5% from 5.4% a year ago

Sound Asset Quality coupled with Improvements Across Risk Metrics

Loan Loss Reserves (LLR)

-3.7%
5,134
5,241
5,603
5,431
4,946
-8.9%
1Q17
2Q17
3Q17
4Q17
1Q18

Cost of Risk[1]

-32bps
3.49%
3.55%
3.72%
3.59%
3.17%
-42bps
1Q17
2Q17
3Q17
4Q17
1Q18

Santander

14

Sound Asset Quality coupled with Improvements Across Risk Metrics 14 Loan Loss Reserves (LLR) Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized loan loss reserves (1Q18x4) divided by average loans (4Q17,1Q18). * Commercial loans include: Mid - Market, SMEs, corporates, financial institutions and government. 1Q17 1Q18 - 8.9% - 3.7% 5,431 5,603 2Q17 4Q17 3Q17 5,241 4,946 5,134 Cost of Risk 1 1Q18 3.17% 3Q17 3.72% 2Q17 4Q17 - 32 bps 3.59% - 42bps 3.55% 1Q17 3.49% NPLs 1Q17 4Q17 1Q18 Var YoY (bps) Var QoQ (bps) Consumer 3.85% 4.49% 3.89% 4 - 60 Credit Card 4.16% 4.86% 4.22% 6 - 64 Other consumer 3.54% 4.10% 3.55% 1 - 55 Mortgages 3.52% 4.25% 4.43% 91 18 Commercial* 1.57% 1.40% 1.36% - 21 - 4 SMEs 1.96% 2.52% 1.74% - 22 - 78 Total Loans 2.38% 2.54% 2.43% 5 - 11

Execution of Strategic Initiatives Impact Near Term Efficiency

Administrative & Promotional Expenses

+12.2%
+0.4%
7,325
7,806
7,898
8,186
8,218
1Q17
2Q17
3Q17
4Q17
1Q18

Efficiency[1]

+261bps
-63bps
40.27%
41.23%
42.18%
43.51%
42.88%
1Q17
2Q17
3Q17
4Q17
1Q18

Expenses Breakdown & Performance

Santander

15

Execution of Strategic Initiatives Impact Near Term Efficiency 15 Administrative & Promotional Expenses Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized opex (1Q18x4) divided by annualized income before opex (net of allowances) (1Q18x4) Efficiency 1 8,218 +0.4% 7,325 4Q17 1Q17 1Q18 7,806 8,186 +12.2% 3Q17 7,898 2Q17 42.88% 43.51% 42.18% 2Q17 3Q17 4Q17 1Q18 +261 bps - 63bps 1Q17 41.23% 40.27% Var YoY 1Q17 4Q17 1Q18 $$ % Personnel 3,207 3,969 3,617 410 12.8% Admin expenses 2,802 2,787 3,164 362 12.9% IPAB 733 747 742 9 1.2% Dep and amort. 583 683 695 112 19.2% Admin & prom expenses 7,325 8,186 8,218 893 12.2% Expenses Breakdown & Performance

Net Income

+5.6%
4,475
4,611
4,078
4,481
4,727
+5.5%
1Q17
2Q17
3Q17
4Q17
1Q18

ROAE[1]

-38bps
16.28%
16.76%
14.52%
16.04%
15.90%
-14bps
1Q17
2Q17
3Q17
4Q17
1Q18

Effective Tax Rate

-71bps
21.93%
21.66%
21.95%
13.81%
21.22%
+741bps
1Q17
2Q17
3Q17
4Q17
1Q18

Profit Before Taxes

+4.7%
5,732
5,886
5,225
5,199
6,000
+15.4%
1Q17
2Q17
3Q17
4Q17
1Q18

Santander

16

Strong Core Earnings Growth and Lower Provisions Partially Offset by Weak Trading Gains 16 Source: Company filings CNBV GAAP, in millions of Mexican pesos. Notes: 1) Quarterly = Annualized net income (1Q18x4) divided by average equity (4Q17,1Q18) Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 4,475 4,611 1Q17 4,481 4,078 2Q17 3Q17 +5.6% 4,727 +5.5% 1Q18 4Q17 - 38bps 1Q18 4Q17 14.52% 15.90% - 14bps 16.04% 3Q17 16.28% 16.76% 1Q17 2Q17 - 71bps 1Q18 21.95% 21.66% 3Q17 1Q17 2Q17 4Q17 13.81% 21.93% +741bps 21.22% 4Q17 5,199 6,000 +15.4% +4.7% 1Q18 2Q17 3Q17 1Q17 5,732 5,225 5,886

Santander Mexico Confirms 2018 Guidance 17 Total Loans Δ 7% - 9% Total Deposits Δ 9% - 11% Cost of Risk 3.4% - 3.6% Expenses Δ 12% - 14% Tax Rate 24% - 25% Net Income Δ 4% - 6% Metrics 2018 Target

Questions and Answers

19 Annexes

Macroeconomic…

GDP (% Growth)
2.7
2.3
2.0
2.1
2.4
2015
2016
2017
2018E
2019E

Average Exchange Rate
(MxP/USD)
15.9
18.7
18.9
18.7
18.4
2015
2016
2017
2018E
2019E

Inflation (% Annual)
2.1
3.4
6.8
4.1*
4.0
3.6
2015
2016
2017
2018E
2019E

Central Bank Monetary Policy
(%, end of year)
3.25
5.75
7.25
7.25
6.25*
6.75
2015
2016
2017
2018E
2019E

Santander

Source: INEGI, Banxico and Santander
*Revised from previous quarter

20

Macroeconomic … 20 Source: INEGI, Banxico and Santander *Revised from previous quarter GDP (% Growth) Average Exchange Rate ( MxP /USD) Inflation (% Annual) Central Bank Monetary Policy (%, end of year) 2.0 2.3 2.7 2017 2.4 2016 2.1 2019E 2018E 2015 18.4 18.718.918.7 15.9 2016 2018E 2017 2015 2019E 3.6 6.8 3.4 2.1 2019E 2017 2015 2018E 2016 4.1 * 4.0 7.257.25 3.25 2018E 6.25 * 2019E 2015 2017 2016 5.75 6.75

Consolidated Income Statement 21 1Q18 4Q17 1Q17 % Change QoQ YoY Interest income 25,988 25,415 22,733 2.3 14.3 Interest expense (11,373) (11,568) (9,313) (1.7) 22.1 Financial margin 14,615 13,847 13,420 5.5 8.9 Allowance for loan losses (4,946) (5,431) (5,134) (8.9) (3.7) Financial margin after allowance for loan losses 9,669 8,416 8,286 14.9 16.7 Commision and fee income 5,490 5,398 5,062 1.7 8.5 Commision and fee expense (1,421) (1,465) (1,299) (3.0) 9.4 Net gain /(loss) on financial assets and liabilities 288 614 979 (53.1) (70.6) Othe operating income / (loss) 192 422 29 (54.5) 562.1 Administrative and promotional expenses (8,218) (8,186) (7,325) 0.4 12.2 Total operating income 6,000 5,199 5,732 15.4 4.7 Equity in results of subsidiaries and associated companies 0 0 0 - - Income from continuing operations before income taxes 6,000 5,199 5,732 15.4 4.7 Income taxes (1,273) (718) (1,257) 77.3 1.3 Income from continuing operations 4,727 4,481 4,475 5.5 5.6 Non - controlling interest 0 0 0 - - Net income 4,727 4,481 4,475 5.5 5.6

Consolidated Balance Sheet 22 1Q18 4Q17 1Q17 % Change QoQ YoY Cash and due from banks 89,137 87,409 94,473 2.0 (7.5) Margin accounts 2,812 2,708 2,741 3.8 (1.2) Investment in securities 275,640 325,369 321,258 (15.3) 1.3 Debtors under sale and repurchase agreements 38,500 5,472 4,930 603.6 11.0 Derivatives 149,144 181,667 155,764 (17.9) 16.6 Valuation adjustment for hedged financial assets (4) (36) (16) (88.9) 125.0 Total loan portafolio 630,999 617,871 584,711 2.1 5.7 Allowance for loan losses (19,874) (20,051) (19,899) (0.9) 0.8 Loan portafolio (net) 611,125 597,820 564,812 2.2 5.8 Accrued income receivable from securitization transactions 123 121 118 1.7 2.5 Other receivables (net) 87,424 87,562 91,223 (0.2) (4.0) Foreclosed assets (net) 455 472 482 (3.6) (2.1) Property, furniture and fixtures (net) 6,360 6,498 5,582 (2.1) 16.4 Long - term investment in shares 91 91 125 0.0 (27.2) Deferred taxes (net) 19,561 20,050 19,164 (2.4) 4.6 Deferred charges, advance payments and intangibles 7,837 7,740 6,684 1.3 15.8 Other assets 44 44 48 0.0 (8.3) Total assets 1,288,249 1,322,987 1,267,388 (2.6) 4.4 Deposits 711,217 692,967 640,064 2.6 8.3 Bank and other loans 39,259 40,055 57,192 (2.0) (30.0) Creditors under sale and repurchase agreements 101,085 110,149 142,449 (8.2) (22.7) Securities loans 1 1 0 0.0 n.a. Collateral sold or pledged as guarantee 23,084 21,132 22,770 9.2 (7.2) Derivatives 148,910 184,461 153,741 (19.3) 20.0 Other payables 109,159 121,914 103,956 (10.5) 17.3 Subordinated debentures 32,958 35,865 33,888 (8.1) 5.8 Deferred revenues 444 238 741 86.6 (67.9) Total liabilities 1,166,117 1,206,782 1,154,801 (3.4) 4.5 Total stockholders ’ equity 122,132 116,205 112,587 5.1 3.2

Proforma Income Statement 23 1Q17 1Q18 % Change Group Adjustments 1 Bank Bank 2 YoY Group Bank Financial margin 13,434 (14) 13,420 14,615 8.8 8.9 Allowance for loan losses (5,134) 0 (5,134) (4,946) (3.7) (3.7) Financial margin after allowance for loan losses 8,300 (14) 8,286 9,669 16.5 16.7 Net commisions and fees 3,926 (163) 3,763 4,069 3.6 8.1 Net gain /(loss) on financial assets and liabilities 1,040 (61) 979 288 (72.3) (70.6) Other operating income / ( loss ) 19 10 29 192 910.5 562.1 Administrative and promotional expenses (7,481) 156 (7,325) (8,218) 9.9 12.2 Total operating income 5,804 (72) 5,732 6,000 3.4 4.7 Income taxes (1,284) 27 (1,257) (1,273) (0.9) 1.3 Net income 4,520 (45) 4,475 4,727 4.6 5.6 Notes: 1) Most of the adjustments are related to the Brokerage House. 2) Banco Santander México as successor of Grupo Financiero Santander México

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Santander

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